SCOTT WILSON RPA www.scottwilson.com

TECHNICAL REPORT ON THE
MINERAL RESOURCE UPDATE FOR
THE JUANICIPIO JOINT VENTURE,
ZACATECAS STATE, MEXICO PREPARED
FOR MAG SILVER CORP.

Report for NI 43-101

Author: David A. Ross, M.Sc., P.Geo.

January 14, 2011

Report Control Form

Document Title	Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico

Client Name & Address	MAG Silver Corp. #770 - 800 West Pender Street Vancouver, British Columbia V6C 2V6

Document Reference	Project # 1505	Status &	Final Version
Issue No.

Issue Date	January 14, 2011

Lead Author	David A. Ross	(Signed)

Peer Reviewer	William E. Roscoe Luke Evans	(Signed) (Signed)

Project Manager Approval	David A. Ross (name)	(Signed)

Project Director Approval	William E. Roscoe	(Signed)

Report Distribution	Name		No. of Copies
	Client Scott Wilson RPA Filing		5 1 (project box) 1 (project file)

Scott Wilson Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, Ontario M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 mining@scottwilson.com

SCOTT WILSON RPA	www.scottwilson.com

TABLE OF CONTENTS

PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-4
2 INTRODUCTION AND TERMS OF REFERENCE	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
Prior Ownership	6-1
Exploration History	6-2
Scoping Study	6-2
7 GEOLOGICAL SETTING	7-1
Regional Geology	7-1
Property Geology	7-5
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
10 EXPLORATION	10-1
11 DRILLING	11-1
12 SAMPLING METHOD AND APPROACH	12-1
Sampling by MAG Silver	12-1
Sampling by Fresnillo	12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
MAG Silver Samples	13-1
Fresnillo Samples	13-1
Core Storage and Security	13-2
14 DATA VERIFICATION	14-1
Site Visit and Core Review	14-1
Assay Table Review	14-1
Quality Assurance and Quality Control	14-1
15 ADJACENT PROPERTIES	15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
Sample Preparation	16-1
Bond Work Index Testing	16-2
Head Grade Analysis	16-3
Mineralogy	16-3

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page i

SCOTT WILSON RPA	www.scottwilson.com

Flotation tests		16-5
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		17-1
Resource Database		17-1
Geological Interpretation and 3D Solids		17-2
Statistical Analysis		17-6
Cutting High-Grade Values		17-7
Compositing		17-11
Interpolation Parameters		17-14
Density		17-14
Block Model		17-15
NSR Cut-off Value		17-16
Classification		17-22
Mineral Resource Reporting		17-22
Mineral Resource Validation		17-23
18 OTHER RELEVANT DATA AND INFORMATION		18-1
19 ADDITIONAL REQUIREMENTS		19-1
20 INTERPRETATION AND CONCLUSIONS		20-1
21 RECOMMENDATIONS		21-1
22 REFERENCES		22-1
23 SIGNATURE PAGE		23-1
24 CERTIFICATE OF QUALIFIED PERSON		24-1
25 APPENDIX 1		25-1
List of Drill Holes		25-1

LIST OF TABLES

PAGE

Table 1-1	Juanicipio Joint Venture Mineral Resources (100% Basis) - September 2010	1-1
Table 1-2	Proposed Budget (100% Basis)	1-3
Table 4-1	Tenure Data	4-1
Table 7-1	Stratigraphy of the Fresnillo District	7-4
Table 9-1	Select Drill Hole Intersections	9-3
Table 16-1	Sample Description	16-1
Table 16-2	Composite Samples for Flotation Testwork	16-2
Table 16-3	Bond Work Index Tests	16-2
Table 16-4	Head Grade Analysis	16-3
Table 16-5	Mineralogical Composition	16-4
Table 16-6	Degree of Liberation	16-4
Table 16-7	Metallurgical Balance (May 2008)	16-5
Table 16-8	Metallurgical Balance (January 2009)	16-6
Table 17-1	Descriptive Statistics of Resource Assay Values	17-6

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page ii

SCOTT WILSON RPA	www.scottwilson.com

Table 17-2	Descriptive Statistics of Cut Resource Assay Values	17-10
Table 17-3	Descriptive Statistics of Composite Values	17-12
Table 17-4	Block Estimate Search Strategy	17-14
Table 17-5	Comparison Statistics of Density Measurements and Block Estimates	17-15
Table 17-6	Juanicipio Joint Venture Mineral Resources (100% Basis) - September 2010	17-23
Table 17-7	Volume Comparison	17-24
Table 21-1	Proposed Budget (100% Basis)	21-1

LIST OF FIGURES

PAGE

Figure 4-1	Location Map	4-3
Figure 4-2	Claim Map	4-4
Figure 7-1	Regional Geology	7-2
Figure 7-2	Regional Stratigraphy	7-3
Figure 7-3	Property Geology	7-8
Figure 11-1	Drill Hole Plan Map	11-2
Figure 14-1	Control Charts for Blank Material	14-3
Figure 14-2	Control Chart for CRM AL	14-4
Figure 14-3	Control Chart for CRM BL	14-4
Figure 14-4	Control Chart IPL Versus ALS Duplicates	14-5
Figure 14-5	Control Chart ACME Versus ALS Duplicates	14-5
Figure 15-1	Adjacent Properties	15-2
Figure 17-1	Valdecañas Vein and Hanging Wall Wireframes	17-4
Figure 17-2	Valdecañas Vein Block Model of Silver Grades	17-5
Figure 17-3	Histogram of Silver Resource Assays	17-8
Figure 17-4	Histogram of Gold Resource Assays	17-8
Figure 17-5	Histogram of Lead Resource Assays	17-9
Figure 17-6	Histogram of Zinc Resource Assays	17-9
Figure 17-7	Histogram of Sample Lengths	17-12
Figure 17-8	Vertical Section 2200SE	17-17
Figure 17-9	Vertical Section 2400SE	17-18
Figure 17-10 Level Plan 1740Z		17-19
Figure 17-11 Level Plan 1590Z		17-20
Figure 17-12 Inclined Longitudinal Section		17-21

LIST OF APPENDIX TABLES

PAGE

Table 25-1	Summary of Drilling	25-1

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page iii

SCOTT WILSON RPA	www.scottwilson.com

1 SUMMARY EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by MAG Silver Corp. (MAG Silver) to update the Mineral Resource estimate and to prepare an independent Technical Report on the Juanicipio Joint Venture in Zacatecas State, Mexico. The purpose of this report is to support public disclosure of a Mineral Resource estimate effective as of September 8, 2010. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. Scott Wilson RPA carried out a site visit on December 16, 2010.

The Juanicipio property is owned by Minera Juanicipio S.A. de C.V. (Minera Juanicipio), a joint venture between Fresnillo plc (Fresnillo, 56%) and MAG Silver (44%), with Fresnillo acting as the operator. The major asset associated with the Juanicipio Joint Venture is a silver-gold-lead-zinc deposit at the Prefeasibility Study stage.

Table 1-1 summarizes the Mineral Resource estimate of the Juanicipio Joint Venture prepared by Scott Wilson RPA based on drill hole data available as of September 8, 2010. The Mineral Resources are estimated using a net smelter return (NSR) cut-off grade of approximately US$50 per tonne.

TABLE 1-1	JUANICIPIO JOINT VENTURE MINERAL RESOURCES (100%
		BASIS) - SEPTEMBER 2010
	MAG Silver Corp. - Juanicipio Joint Venture

	Tonnage	Ag	Au	Pb	Zn	NSR	Ag	Au	Pb	Zn
	Mt	g/t	g/t	%	%	US$/t	M oz	K oz	M lbs	M lbs
Total Indicated	5.20	662	1.92	1.78	3.66	352	110.8	321.3	204.4	419.7
Total Inferred	7.72	376	1.56	1.53	2.74	224	93.3	387.2	260.7	466.1

Notes:
1.	CIM Definition Standards have been followed for classification of Mineral Resources.
2.	Net smelter return values are calculated in US$ using factors of $0.42 per g/t Ag, $21.25 per g/t Au, $9.73 per % Pb and $8.14 per % Zn. These factors are based on metal prices of US$16.00/oz Ag, US$1,000/oz Au, $0.80/lb Pb and $1.00/lb Zn and estimated recoveries and smelter terms.
3.	The Mineral Resource estimate uses drill hole data available as of September 8, 2010.
4.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
5.	Totals may not add correctly due to rounding.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 1-1

SCOTT WILSON RPA	www.scottwilson.com

CONCLUSIONS

MAG Silver and joint venture partner Fresnillo have made a major discovery of low-sulphidation epithermal vein mineralization, located in the southwest corner of the world-class Fresnillo silver mining district. The discovery is located in the northeast corner of the property and consists of two Ag-Au-Pb-Zn epithermal structures known as Valdecañas and Juanicipio vein systems. Most exploration on the property has focused on these two vein systems. There is good exploration potential remaining at the Juanicipio Vein and elsewhere on the property, which remains largely underexplored. A significant exploration budget is warranted.

Scott Wilson RPA estimated Mineral Resources for the Valdecañas and Juanicipio vein systems using drill hole data available as of September 8, 2010. At an NSR cut-off of US$50/t, Indicated Mineral Resources are estimated to total 5.20 million tonnes of 662 g/t Ag, 1.92 g/t Au, 1.78% Pb, and 3.66% Zn. Inferred Mineral Resources are estimated to total 7.72 million tonnes of 376 g/t Ag, 1.56 g/t Au, 1.53% Pb, and 2.74% Zn. The Mineral Resources are contained within the Valdecañas, Footwall, and Hanging Wall veins and the Stockwork Zone. The Valdecañas Vein extends to the property boundary in both the northwest and southeast directions. There is potential to extend the Mineral Resource in the up-dip and down-dip directions.

The total contained metals in the Indicated Resource are 110.8 million ounces of silver, 321,300 ounces of gold, 204.4 million pounds of lead, and 419.7 million pounds of zinc. The Inferred Resource contains an additional 93.3 million ounces of silver, 387,200 ounces of gold, 260.7 million pounds of lead, and 466.1 million pounds of zinc.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 1-2

SCOTT WILSON RPA	www.scottwilson.com

RECOMMENDATIONS

The Juanicipio property hosts a significant Ag-Au-Pb-Zn deposit and merits considerable additional work. Scott Wilson RPA recommends a budget of US$4.2 million (Table 1-2) for 2011 to advance the Valdecañas vein system and explore elsewhere on the property. Work should include:

  Prepare a schedule and budget for the next phase of project advancement.
  15,000 m of drilling at the Valdecañas vein system to obtain a drill hole spacing no greater than 100 m in both the along strike and up- and down-dip directions.
  10,000 m of drilling at the Juanicipio Vein to explore for extensions of the known mineralization.
  A property-wide exploration program including airborne geophysics, mapping, and drilling of new targets. Key criteria should be known mineralization, lineaments, and alteration.

TABLE 1-2 PROPOSED BUDGET (100% BASIS)
MAG Silver Corp. - Juanicipio Joint Venture

Item	US$
Head office and management fees	250,000
Drilling (~25,000 m)	3,000,000
Prepare plan, schedule and budget to advance project	50,000
Interpretation, resource update etc.	65,000
Other supplies (transport, drilling related consumables etc.)	375,000
Road maintenance	40,000
Sub-total	3,780,000
Contingency (10%)	378,000
Total	4,158,000

In addition to the work program outlined above, Scott Wilson RPA recommends the following:

  Drill hole data from outside the JV property boundary should be requested from Fresnillo to help estimate the grade of the Valdecañas Vein.
  The use of an electronic scale with a lower hook be tested and density measurements be made using the “weight in air and weight in water” method.
  MAG Silver be copied directly on all assay results provided by the laboratory.
  The QA/QC program should include crushed reject duplicates and field duplicates.
  Domains should be developed representing the different metal zones.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 1-3

SCOTT WILSON RPA	www.scottwilson.com

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Juanicipio Joint Venture consists of a single concession covering 7,679.21 ha in central Zacatecas State, Mexico. It is centred at roughly 102° 58’ east and 23° 05’ north.

LAND TENURE

The Juanicipio 1 exploitation concession has a 50 year life from the date it was issued and will expire on December 12, 2055.

SITE INFRASTRUCTURE

The only permanent infrastructure on the subject claim is a series of exploration drill roads used to access drill sites.

HISTORY

Silver mineralization in the Fresnillo area was discovered in 1554. Although no records exist prior to the 1970s, the Juanicipio property was likely prospected sporadically over the years because of its proximity to Fresnillo mining area.

Peñoles drilled several holes to the northeast of the property in the 1970s and 1980s. Concerted exploration of the areas adjoining the Juanicipio property was initiated by Fresnillo in 2006 based on results from the Valdecañas Vein discovery.

From 2000 to 2001, Minera Sunshine S.A. de C.V. completed an exploration program consisting of property-wide geological mapping, preliminary rock chip sampling, and Landsat image and air photo analysis. This was followed by more detailed geological mapping in areas of interest, additional Landsat image analysis, detailed geochemical sampling, and a limited amount of audio magnetotellurics.

In July 2002, Minera Lagartos S.A. de C.V. optioned the Juanicipio 1 concession. On August 8, 2002, MAG Silver entered into an agreement whereby it could acquire 98% of the issued and outstanding shares of Minera Lagartos. This agreement was later amended such that MAG Silver could acquire a 99% interest in Minera Lagartos and a beneficial ownership of the remaining 1% interest.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 1-4

SCOTT WILSON RPA	www.scottwilson.com

From May 2003 to June 2004, MAG Silver completed 10 drill holes for a total of 7,595 m.

On April 4, 2005, MAG Silver announced that it had entered into a joint venture agreement with Peñoles whereby Peñoles could earn a 56% interest in the property. Fresnillo and MAG Silver formed a new company, Minera Juanicipio, to operate the joint venture.

From August 2005 to September 8, 2010, Fresnillo had completed 106 core holes for a total of 87,199 m of drilling.

GEOLOGY

The Juanicipio property lies on the western flank of the Mesa Central (also known as the Mexican Altiplano), just east of the Sierra Madre Occidental ranges. The geology of the Fresnillo district is characterized by Tertiary felsic volcanic rocks which overlie deformed Cretaceous marine sedimentary and volcanic rocks.

The oldest rocks mapped on the property are highly deformed and sheared calcareous shale and andesitic volcaniclastic rocks of the Jurassic-Cretaceous Chilitos Formation. The Chilitos Formation’s upper contact is an irregular unconformity to the overlying Tertiary volcanic and volcaniclastic rocks.

Tertiary igneous rocks are divided into two units, the Linares and Altamira volcanic assemblages, which are separated by an angular unconformity. The underlying Linares assemblage consists of volcaniclastic sedimentary units, welded and non-welded crystal lithic tuffs, flow breccia, and rhyolite flow domes. The Linares volcanic rocks are block faulted along north-northwest trending faults with shallow to moderate southwest dips. The overlying Altamira volcanic assemblage is composed of basal clastic rocks consisting of well bedded conglomerates and volcanic arenites overlain by a thicker section of welded rhyolite to rhyodacite ash-flow tuffs. Several caldera complexes have been mapped within the Altamira assemblage. Upper Tertiary olivine basalt flows locally overlie the mid-Tertiary volcanic and volcaniclastic rocks.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 1-5

SCOTT WILSON RPA	www.scottwilson.com

The Sierra Valdecañas range is bounded by several major orthogonal northeast and northwest structures. On the Juanicipio property, the dominant structural features are i) 340° to 020° structures, ii) 290° to 310° trending steeply dipping faults, and iii) lesser 040° to 050° structures. Silicification and advanced argillic alteration is most intense in the 290° to 310° trending steeply to moderately dipping faults. These may have served as major hydrothermal fluid pathways.

MINERAL RESOURCES

A set of cross sections and plan views were interpreted to construct three-dimensional wireframe models of the mineralized veins using the descriptive logs, a minimum NSR value of approximately US$50 per tonne, and a minimum thickness of 1.5 m. Prior to compositing to two metre lengths, high grades were cut to 6,000 g/t Ag, 16 g/t Au, and 15% for both lead and zinc. All blocks within the wireframes are reported as a Mineral Resource. Approximately 2% of the Indicated tonnes and 7% of the Inferred tonnes have values less than US$50 per tonne but are included for continuity. Much of the Stockwork Zone has NSR values less than US$50 per tonne, but it is included as a Mineral Resource because it represents incremental tonnage adjacent to the Valdecañas and Footwall veins. Classification into the Indicated and Inferred categories was guided by the drill hole density and the apparent continuity of the mineralized zones.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 1-6

SCOTT WILSON RPA	www.scottwilson.com

2 INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by MAG Silver Corp. (MAG Silver) to update the Mineral Resource estimate and to prepare an independent Technical Report on the Juanicipio Joint Venture in Zacatecas State, Mexico. The purpose of this report is to support public disclosure of a Mineral Resource estimate effective as of September 8, 2010. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

MAG Silver is listed on the TSX Exchange and on the NYSE Amex Equities. MAG Silver’s major assets are the Juanicipio Joint Venture Project, the subject of this report, and the Cinco de Mayo Project located in Chihuahua State, Mexico. The Juanicipio property is owned by Minera Juanicipio S.A. de C.V. (Minera Juanicipio), a joint venture between Fresnillo plc (Fresnillo, 56%) and MAG Silver (44%), with Fresnillo acting as the operator. The major asset associated with the Juanicipio Joint Venture is a silver-gold-lead-zinc deposit at the Prefeasibility Study stage.

On July 25, 2008, MAG Silver filed a Technical Report on the Juanicipio Project which included an initial Mineral Resource estimate (Chartier et al., 2008). That report covered work on the property to December 31, 2007. The Mineral Resource estimate was then updated by Scott Wilson RPA in early 2009 based on drill hole results available to January 29, 2009 (Ross and Roscoe, 2009). On September 14, 2009, MAG Silver announced the results of the independent Preliminary Assessment for development of the Valdecañas Vein as a potential stand-alone silver mine. On July 15, 2010, MAG Silver announced the commencement of the Prefeasibility Study led by AMC Mining Consultants (Canada) Ltd. Results were expected in late 2010 but are now expected in the first quarter of 2011.

SOURCES OF INFORMATION

A site visit to the Juanicipio property was carried out by David Ross, M.Sc., P.Geo., Consulting Geologist with Scott Wilson RPA, on December 16, 2010. He examined several core from six drill holes (19-9, NA, NF2, PD, JC, 17-5B), visited an active drill site, and reviewed logging and sampling methods. Discussions on site and thereafter were held with:

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 2-1

SCOTT WILSON RPA	www.scottwilson.com

  Mr. Dan MacInnis, President and CEO, MAG Silver
  Mike Petrina, Vice President Business Development, MAG Silver
  Gabriel Arredondo, Geologist, Minera Cascabel
  Jonathan Franco, Project Geologist, Fresnillo
  Polo Gonzalez, Geologist, Fresnillo

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 22, References.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 2-2

SCOTT WILSON RPA	www.scottwilson.com

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

m	micron	km2	square kilometre
°C	degree Celsius	kPa	kilopascal
°F	degree Fahrenheit	kVA	kilovolt-amperes
mg	microgram	kW	kilowatt
A	ampere	kWh	kilowatt-hour
a	annum	L	litre
AMSL	above mean sea level	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	min	minute
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3 /h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 2-3

SCOTT WILSON RPA	www.scottwilson.com

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson RPA for MAG Silver. The information, conclusions, opinions, and estimates contained herein are based on:

  Information available to Scott Wilson RPA at the time of preparation of this report;
  Assumptions, conditions, and qualifications as set forth in this report; and
  Data, reports, and other information supplied by MAG Silver and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by MAG Silver, including an independent opinion by Creel, García-Cuéllar, Aiza y Enríquez, of México, Mexico, dated December 24, 2010. Scott Wilson RPA has not researched property title or mineral rights for the Juanicipio Joint Venture and expresses no opinion as to the ownership status of the property.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 3-1

SCOTT WILSON RPA	www.scottwilson.com

4 PROPERTY DESCRIPTION AND LOCATION

The Juanicipio Joint Venture property is located in central Zacatecas State, approximately 70 km by road northwest of the state capital of Zacatecas City (Figure 4-1). Zacatecas City has a population of approximately 255,000 and is located about 550 km northwest of Mexico City. Zacatecas City is serviced by daily flights from Mexico City. The property is accessible by Federal Highway 49 northwest from Zacatecas City to Fresnillo, then six kilometres to the southwest along paved and dirt roads. The centre of the property is located at roughly 102° 58’ east and 23° 05’ north.

LAND TENURE

The property consists of a single mining concession measuring 7,679.21 ha (Figure 4-2). Table 4-1 lists the tenure information for the Juanicipio concession. All concessions in Mexico are now classed as exploitation concessions and have a 50 year life from the date of issue.

TABLE 4-1 TENURE DATA

MAG Silver Corp. - Juanicipio Joint Venture

Concession	Date Issued	Expiry Date	Area (ha)	Title No.	Owner
Juanicipio 1	13-Dec-2005	12-Dec-2055	7,679.21	Tx 226339	Minera Juanicipio S.A.

The property is owned by Minera Juanicipio, a joint venture company 56% held by Fresnillo and 44% held by MAG Silver, with Fresnillo acting as the operator. Industrias Peñoles S.A. de C.V. (Peñoles) holds a 77% interest in Fresnillo and therefore a beneficial 43% interest in the property.

Surface ownership over the area of interest in the northeast portion of the property was held by the Valdecañas Ejido and Ejido Saucito de Poleo. The joint venture has purchased the surface rights of that area for US$1.40 million.

MAG Silver provided an independent opinion by Creel, García-Cuéllar, Aiza y Enríquez, of México, Mexico, dated December 24, 2010, which is in agreement with the above land tenure information.

With the exception of liabilities related to the reclamation of exploration drill roads and sites, Scott Wilson RPA is not aware of any outstanding environmental liabilities. All applicable permits required to conduct mineral exploration have been granted.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 4-1

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 4-1 LOCATION MAP

COAHUILA
To Saltillo
NUEVO LEON
N
To Torreón
Cedros
Concepción del Oro
El Salvador
Est. Camacho
Juan Aldama
Miguel Auza
Norias
San Felipe Nuevo Mercurio
San Tiburcio
General Francisco Murguía
24°
To Durango
Flores Gracia
Rio Grande
49
Est. Cañitas de Felipe Pescador
54
DURANGO
Sombrerete
45
ZACATECAS
El Rucio
La Chicharrona
Villa de Cos
SAN LUIS POTOSI
Jiménez de Teúl
Fresnillo
Plateros
JUANICIPIO JOINT VENTURE
Victor Rosales
Zacatecas
Valparaiso
Jerez de Garcia Salinas
Troncoso
Guadalupe
Potrero de Gallegos
Ojo Caliente
Espiritu Santo
Luis Moya
Villanueva
Loreto
Pinos
Monte Escobedo
To San Luis Pososí
Tayahua
22°
JALISCO
AGUASCALIENTE
NAYARIT
70
Tlaltenango
Huanusco
45
Tepechitlán
Jalpa
JALISCO
51
GUANAJUATO
To Queretaro
Juchipila
Moyahua
To Lagos de Moreno & Guadalajara
To Guadalajara
104°
102°
100°
Legend:
State Capital City
City/Town
Highway
Road
State Boundary
0 20 40 60 80 100
Kilometres
January 2011
United States
Gulf of California
Mexico
Gulf of Mexico
Zacatecas
Pacific Ocean
Bahía de Campeche
Mexico City
32°
24°
16°
112°
104°
96°
88°

Figure 4-1

Mag Silver Corp.

Juanicipio Joint Venture
Zacatecas State, Mexico
Location Map

4-3

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 4-2

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 4-2 CLAIM MAP

700,000 E
705,000 E
710,000 E
2,560,000 N
2,550,000 N
2,555,000 N
2,545,000 N
N
SAN CARLOS II
EXP. 93/24,818
SAN CARLOS
EXP. 24,813
ARANZAZU EXP. 21,355
EL FIERRO
EXP. 8-1.3/837
Valdecañas Vein
EL RETAQUE
EXP. 14,343
Juanicipio Vein
REYNA I
EXP. 15,206
JUANICIPIO I
T-226339
7679.21 ha.
ALIANZA 2
EXP. 93/27,290
0 1000 2000 3000 4000
Metres
UTM NAD 27 Mexico, Zone 13
Coordinate System
REYNA IV
EXP. 8-1.3/1307
L. SAN JUAN
EXP. 15,896
TERRENO LIBRE
ALIANZA 3
EXP. 27,340
EL MINERITO
EXP. 16,731
EXP. 14,051
TERRENO LIBRE
PROVIDENCIA
LAS PIRAMIDES
EXP. 16,893
ALIANZA 2
EXP. 93/27,290
January 2011
Source: Mag Silver Corp., 2009.

Figure 4-2

Mag Silver Corp.

Juanicipio Joint Venture

Zacatecas State, Mexico

Claim Map

4-4

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 4-3

SCOTT WILSON RPA	www.scottwilson.com

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Juanicipio Joint Venture is located 70 km by road northwest of Zacatecas City in central Zacatecas State. The property is accessible by taking Federal Highway 49 northwest from Zacatecas City to Fresnillo and then six kilometres to the southwest along paved and dirt roads.

CLIMATE

The climate is warm and arid. Temperatures vary from 0°C to 41°C and average 21°C. The average annual precipitation ranges from 800 mm to 1,000 mm, with the period from June to September being the rainiest. Exploration and development can be carried out twelve months a year.

LOCAL RESOURCES

The closest full service town is Fresnillo, located eight kilometres from the property. Fresnillo has a population of approximately 200,000 and has all the services required to support a mining operation including a trained workforce, hospital, and accommodations.

The closest airport with daily air service to Mexico City is located at Zacatecas City.

Both Zacatecas City and Fresnillo are serviced by rail.

There is an electric power substation in Fresnillo.

INFRASTRUCTURE

The only permanent infrastructure on the subject claim is a series of exploration roads used to access drill sites.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 5-1

SCOTT WILSON RPA	www.scottwilson.com

PHYSIOGRAPHY

The Juanicipio property lies within the Mexican Mesa Central or Altiplano. This region is flanked to the west by the Sierra Madre Occidental and to the east by the Sierra Madre Oriental mountain ranges. The Altiplano in this region is dominated by broad alluvium filled valleys between mountain ranges with an average elevation of approximately 1,700 m AMSL. Local mountain ranges reach 3,000 m AMSL. Elevations on the Juanicipio property itself range from 2,050 m to 2,450 m AMSL and the terrain is moderate to rugged.

Vegetation is sparse and consists mainly of grasses, low thorny shrubs, and cacti with scattered oak forests at higher elevations. Surface water is rare, but groundwater is available.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 5-2

SCOTT WILSON RPA	www.scottwilson.com

6 HISTORY

PRIOR OWNERSHIP

The Juanicipio 1 concession was originally staked in 1996, with title eventually granted in 1998. It was held under the name of Juan Antonio Rosales and covered an area of approximately 28,000 ha. The concession was later acquired by Martin Sutti, who optioned it to Minera Sunshine de Mexico S.A. de C.V (Minera Sunshine) until 2001.

In July 2002, Minera Lagartos S.A. de C.V. (Minera Lagartos) optioned the Juanicipio 1 concession. On August 8, 2002, MAG Silver entered into an agreement whereby it could acquire 98% of the issued and outstanding shares of Minera Lagartos. This agreement was later amended such that MAG Silver could acquire a 99% interest in Minera Lagartos and a beneficial ownership of the remaining 1% interest.

On April 4, 2005, MAG Silver announced that it had entered into a joint venture agreement with Peñoles whereby Peñoles could earn a 56% interest in the property by spending US$5 million on or before the end of year four of the agreement. Peñoles committed to a minimum expenditure of US$750,000 including at least 3,000 m of drilling in the first year of the agreement. Peñoles subscribed for US$500,000 in MAG Silver shares at the market price on signing and an additional US$500,000 in MAG Silver shares if the contract continued into the second year. All earn-in requirements had been met.

In 2007, Peñoles’ precious metals assets were assigned to a wholly owned subsidiary, Fresnillo plc.

On December 21, 2007, Fresnillo and MAG Silver announced the formation of a new company incorporated in Mexico, Minera Juanicipio, to operate the joint venture. Minera Juanicipio is 56% held by Fresnillo and 44% held by MAG Silver, with Fresnillo acting as the operator.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 6-1

SCOTT WILSON RPA	www.scottwilson.com

EXPLORATION HISTORY

Silver mineralization in the Fresnillo area was discovered in 1554. Although no records exist prior to the 1970s, the Juanicipio property was likely prospected periodically over the years because of its proximity to Fresnillo mining area.

Peñoles drilled several holes to the northeast of the property in the 1970s and 1980s, prior to the discovery of the nearby San Carlos Vein. Concerted exploration of the areas adjoining the Juanicipio property was begun by Fresnillo in 2006 based on results from the Valdecañas Vein and San Carlos Vein.

From 2000 to 2001, Minera Sunshine contracted IMDEX Inc./Cascabel S.A. de C.V. (IMDEX/Cascabel) to complete property-wide (1:50,000 scale) geological mapping, preliminary rock chip sampling, Landsat image and air photo analysis. This was followed by more detailed (1:5,000 scale) geological mapping in areas of interest, additional Landsat image analysis, detailed geochemical sampling and a limited amount of Natural Source Audio Magnetotelluric (NSAMT) geophysical surveying. The NSAMT survey was used to define structures, mainly in the northeastern part of the property. Minera Sunshine obtained drill permits to test this area but was not able to complete the drilling before terminating the option in 2001 (Megaw and Ramirez, 2001).

In April 2008, Fresnillo reported an initial Mineral Resource estimate for the Valdecañas deposit. In June 2008, MAG Silver retained SRK Consulting (Canada) Inc. (SRK) to prepare a NI 43-101 Technical Report documenting the initial Mineral Resource estimate prepared by Fresnillo and audited by SRK (Chartier et al., 2008).

Scott Wilson RPA prepared a Mineral Resource estimate in 2009 based drill hole results available to January 29, 2009. This work was done independently of the modelling and estimation work by Fresnillo (Ross and Roscoe, 2009).

SCOPING STUDY

In May of 2009, Wardrop, A Tetra Tech Company, was retained by Minera Juanicipio S.A. to carry out a scoping level study on the Valdecañas deposit. The study (Ghaffari et. al., 2009) was filed on SEDAR on November 6, 2009. A summary of the highlights is provided below.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 6-2

SCOTT WILSON RPA	www.scottwilson.com

The study was completed on the basis that the joint mine/mill project would be conducted on a "Stand Alone" basis, independent of any other regional mining operations or related infrastructure. It was based on Mineral Resource estimates made by Fresnillo. It was also assumed that the most economical and efficient access to the mine would be via a ramp. The estimates are to an accuracy of + 35%. All costs are in US$ and the Wardrop Base Case utilizes the Energy and Metals Consensus Forecasts (ECMF) quarterly reports in calculating Wardrop/ECMF prices.

Wardrop Base Case:

  Pre-tax net present value (NPV) for the project, at 5% Discount Rate and using US$10.59 per ounce Ag is estimated at US$671 million (MAG Silver's share at 44% estimated at US$295.2 M).
  2.6 year payback period.
  Pre-Tax Internal Rate of Return (IRR) estimated at 38.5%.
  3.5 year pre-development period.
  12.6 year mine life (at 2,350 tonnes per day mine rate).
  Capital Cost estimated at US$217 M.
  Operating Cost US$42.28 per tonne milled.
  Unit Cost per ounce of accountable silver US$2.56.

A second case highlights what MAG Silver believes to be a pricing scenario more in keeping with the United States Securities and Exchange Commission's Industry Guide 7, interpreted by the SEC Staff as requiring a 3 year trailing price for metals. Wardrop used a 4 year trailing average.

Wardrop Case - using 4 year average silver price:

  Pre-tax NPV for the project at 5% Discount Rate and 4 year average silver price (US$12.32 per ounce Ag) estimated at US$967 M (MAG Silver's share at 44% estimated at US$425.5 M).
  2.2 year payback period.
  Pre-tax IRR estimated at 48.4%.
  3.5 year pre-development period.
  12.6 year mine life at (2,350 tpd mine rate).
  Capital Cost estimated at US$217 M.
  Operating Cost US$42.28 per tonne milled.
  Unit Cost per ounce of accountable silver US$1.77.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 6-3

SCOTT WILSON RPA	www.scottwilson.com

7 GEOLOGICAL SETTING

The following is modified from Megaw and Ramirez (2001). Figure 7-1 shows the regional geology and Figure 7-2 depicts the regional stratigraphy.

REGIONAL GEOLOGY

The Juanicipio property lies on the western flank of the Central Altiplano, just east of the Sierra Madre Occidental range. Basement rocks underlying the western Altiplano are a late Palaeozoic to Mesozoic assemblage of marine sedimentary and submarine volcanic rocks belonging to the Guerrero Terrane (Simmons, 1991) that were obducted onto older Palaeozoic and Precambrian continental rocks during the early Jurassic. These were then overlapped by a Jurassic-Cretaceous epi-continental marine and volcanic arc sequence that in the Fresnillo area is represented by the Proaño and Chilitos formations (Simmons, 1991; Wendt, 2002). The late Cretaceous to early Tertiary Laramide Orogeny folded and thrust faulted the basement rocks in the entire area and preceded the emplacement of mid-Tertiary plutons and related dykes and stocks (Ruvalcaba-Ruiz and Thompson, 1988). Mesozoic marine rocks are host to the San Nicolas volcanogenic massive sulphide (VMS) deposit and Francisco Madero sedimentary exhalative (Sedex) deposit (Wendt, 2002).

Unconformably overlying the Mesozoic basement rocks in the western Altiplano are units from the late Cretaceous to Tertiary, Sierra Madre Occidental magmatic arc. These rocks consist of a lower assemblage of late Cretaceous to Tertiary volcanic, volcaniclastic, conglomerate and locally limestone rocks, the “lower volcanic complex” and a Tertiary (~25 to 45 Ma) “upper volcanic supergroup” of caldera related, rhyolite ash flow tuffs and flows. Eocene to Oligocene intrusions occur throughout the Altiplano and are related to the later felsic volcanic event. Locally, these two units are separated by an unconformity (Ruvalcaba-Ruiz and Thompson, 1988; Wendt, 2002).

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 7-1

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 7-1 REGIONAL GEOLOGY

PLATEROS
FRESNILLO
Juanicipio
Joint Venture
MADERO
N
Legend:
Alluvium
Basalt
Rhyolite
Shale
Limestone
Argillite
Andesite
Select Veins
Mantos
0 5 10 15 20
Kilometres

Figure 7-1

Mag Silver Corp.

Juanicipio Joint Venture

Zacatecas State, Mexico

Regional Geology

January 2011

Source: Mag Silver Corp., 2009.

7-2

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 7-2

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 7-2 REGIONAL STRATIGRAPHY

QAL
PALEOSURFACE
25.0 - 30.0 Ma
SIERRA DE
CHAPULTEPEC
(HUSPENI, 1984)
HYDROTHERMAL
FELDSPAR 29 Ma
(SIMMONS, 1996)
TERTIARY
UPPER
LOWER
RHYOLITES
RHYOLITES
38.3 Ma
FRESNILLO
FORMATION
CHILITOS
FORMATION
CUESTA
DEL CURA
UPPER
GRAYWACKE
CALCAREOUS
SHALE
LOWER
GRAYWACKE
PROAÑO GROUP
Ag - Pb - Zn MINERALIZATION
FRESNILLO
RHYOLITES
RHYOLIATES
LATITES
ANDESITES
AHUICHILA
CARACOL OR
INDIDURA
UPPER CRETACEOUS
Ag - Pb - Zn
MINERALIZATION
SOMBRERETE
RHYOLITES
TRACHYTES
AHUICHILA
CARACOL OR
INDIDURA
CUESTA OR
INDIDURA
Ag - Pb - Zn
MINERALIZATION
COLORADA
EXPLANATION
QAL
POST - MINERAL
VOLCANIC ROCKS
QUARTZ MONZONITE
PRE - MINERAL
VOLCANIC ROCKS
CONGLOMERATE
DIORITE
PRE-TERTIARY
CHILITOS
FORMATION
UPPER GRAYWACKE
LIMESTONE
MAFIC VOLCANIC
CONGLOMERATE
SHALE
LOWER GRAYWACKE

Figure 7-2

Mag Silver Corp.

Juanicipio Joint Venture
Zacatecas State, Mexico
Regional Stratigraphy

January 2011 *Source: Albinson, 1998.*

7-3

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 7-3

SCOTT WILSON RPA	www.scottwilson.com

A late northeast-southwest extensional tectonic event accompanied by major strike-slip fault movement affected the Altiplano starting ~35 Ma. This extension was most intense during the Miocene and developed much of the basin and range topography currently exhibited in the area. Calcrete cemented alluvium material covered the basins within the Fresnillo area.

The Fresnillo district’s lowest stratigraphic unit is the early Cretaceous, greywacke and shale units of the Proaño Group (Table 7-1). The Proaño Group is broken into two formations: the “lower greywacke” Valdecañas Formation, comprised of thinly bedded greywacke and shale, and the “upper greywacke” Plateros Formation, comprised of carbonaceous and calcareous shale at the base grading to immature sandstone units (Ruvalcaba-Ruiz and Thompson, 1988).

TABLE 7-1 STRATIGRAPHY OF THE FRESNILLO DISTRICT

MAG Silver Corp. - Juanicipio Joint Venture

(Modified after Ruvalcaba-Ruiz et al., 1988 and Wendt, 2002)

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 7-4

SCOTT WILSON RPA	www.scottwilson.com

Laramide thrust faulting complicates the stratigraphy of the overlying limestone units, called the Cerro Gordo and Fortuna units in the Fresnillo district, and the Chilitos Formation volcanic and volcaniclastic rocks. Regionally, the Cerro Gordo and Fortuna limestone units appear to be the stratigraphic equivalents of the Cuestra del Cura Formation and are probably early Cretaceous in age and overlie the Proaño Group clastic sedimentary rocks (Megaw and Ramirez, 2001). In this case, volcanic and volcaniclastic rocks of the Chilitos Formation are likely late Cretaceous in age and represent the earliest phase of volcanism identified in the area, and possibly correlate to the base of the “lower volcanic complex” of the Sierra Madre volcanic arc.

Overlying the Chilitos Formation are Tertiary volcanic rocks of the Fresnillo Formation (> 29 Ma), which is comprised of conglomerate, welded rhyolitic ash-flow tuff and flow domes, later (< 29 Ma) conglomerate, rhyolitic ash-flow tuff, and finally upper Tertiary olivine basalt flows.

Within this stratigraphy is a quartz-monzonite stock/dyke that intruded the Fresnillo mine area in mid-Tertiary (~32.4 Ma) and is associated with the introduction of Ag-Pb-Zn mineralized skarn and argillic alteration within surrounding greywacke and calcareous units.

PROPERTY GEOLOGY

Geological mapping on the Juanicipio Property was conducted by IMDEX/Cascabel on behalf of Minera Sunshine from 2000 to 2001. The results of this mapping are detailed in a company report by Megaw and Ramirez (2001) and are summarized below. Figure 7-3 shows the property geology.

MESOZOIC ROCKS

The oldest rocks observed in the Juanicipio area are fragments of greywacke found in dumps on the Cerro Colorado area south of the property and presumably belong to the Proaño Group. The oldest rocks observed in outcrop are calcareous shale and andesitic volcaniclastic rocks of the Chilitos Formation at the base of Linares Canyon. They are highly deformed and sheared and are locally boudinaged and dip shallowly to moderately northeast.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 7-5

SCOTT WILSON RPA	www.scottwilson.com

The upper contact of the Chilitos Formation forms an irregular unconformity to the overlying Tertiary volcanic and volcaniclastic rocks. Drilling in 2002 and 2003 intersected significant sections of the Chilitos and Proaño formations, including polymictic intermediate volcanic breccias with exhalite layers.

TERTIARY IGNEOUS ROCKS

Tertiary igneous rocks are divided into the Linares and Altamira volcanic assemblages that are separated by an unconformity.

The lower, informally named the Linares volcanic package (Megaw and Ramirez, 2001) consists of volcaniclastic sedimentary units, welded and non-welded crystal lithic tuff, flow breccia and rhyolite flow domes. The basal unit is composed of five metres to 20 m of epiclastic volarenites and arkoses overlain by 20 m to 100 m of variably welded, rhyolite to dacite, composite ash-flow tuff that resembles, and may correlate with, Fresnillo Formation volcanic rocks (Megaw and Ramirez, 2001). This unit generally hosts the pervasive silicification “sinter”, advanced argillic alteration (kaolinite-alunite) and iron-oxide alteration found on the Juanicipio property. Textural variation and Landsat interpretation within this unit suggests several eruptive centres (calderas) for these volcanic rocks in the Sierra Valdecañas range.

Overlying the ash-flows is a well bedded volarenite layer and then 100 m to 150 m of welded ash-flow tuff that are less silicified than the lower unit. Locally, several rhyolite domes occur between Linares Canyon and the Cesantoni Kaolinite Mine.

The Linares volcanic rocks are block-faulted along north-northwest trending faults with shallow to moderate southwest dips. Silicification appears to post-date the faulting as the faults only locally cut or displace silicified units (Megaw and Ramirez, 2001).

Megaw and Ramirez (2001) also describe and informally name the Altamira volcanic package after the tallest peak in the area, Cerro Altamira, where the thickest section of these volcanic rocks outcrop. These volcanic rocks overlie the Linares volcanic package across an angular unconformity overlain by a 20 m to 50 m thick layer of well bedded conglomerate and coarse volarenite. Rounded fragments of silicified Linares volcanic rocks occur within the conglomerate. Overlying these clastic rocks is a 20 m to 350 m thick section of welded rhyolite to rhyodacite ash-flow tuff. Several caldera complexes have been identified within this package. As this unit is post-alteration and presumably post-mineralization and does not appear to contain any alteration, it is of little economic interest.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 7-6

SCOTT WILSON RPA	www.scottwilson.com

UPPER TERTIARY ROCKS

These rocks are composed of olivine basalt flows that locally overlie the felsic mid-Tertiary volcanic and volcaniclastic rocks on the property.

STRUCTURAL GEOLOGY

Regional satellite image interpretation suggests that the Sierra Valdecañas range is a topographically high, but structurally down-dropped block that is bounded by several major orthogonal northeast and northwest structures. The most notable of these is the more than 200 km long Fresnillo strike-slip fault and its parallel structure, the San Acacio-Zacatecas fault to the east of the Juanicipio property. Also, it appears that the San Acacio-Zacatecas structure traverses the northeast corner of the Juanicipio property and coincides with the Valdecañas and Juanicipio veins.

On the Juanicipio property, the dominant structural features are: (i) 340° to 020°, or north-south structures; (ii) 290° to 310° trending, steeply dipping faults; and (iii) lesser 040° to 050° structures. From field observations, the north-south structures appear to be steeply dipping normal faults that cut and down-drop blocks of silicified tuff, especially in the vicinity of Linares Canyon. More important to the silicification appears to be the 290° to 310° trending, steeply to moderately dipping faults. These faults occur where silicification and advanced argillic alteration are most intense and may have served as major hydrothermal fluid pathways. NSAMT surveys on the Juanicipio property appear to confirm the presence of these northwest trending structures and they were the primary drill targets for the 2003 and 2004 drilling program.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 7-7

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 7-3 PROPERTY GEOLOGY

Qal
Valdecañas Fault
San Carlos Vein
El Saucito Vein
TR
TB
Tlg-3
TtRd
Juanicipio Property
Piedras Kaolin Mine
Kaolin Mine
N
0 0.5 1.0 1.5 2.0
Kilometres
UTM NAD 27 for Mexico
Zone 13
LITHOLOGY
Alluvium
MINERALIZATION AND ALTERATION
Pit or Prospect
Quarry
Fault interpreted from Air Photo
Fault and breccia
Fault
Fault and Silicification
Silicification on structure
Pervasive Silicification
Specularite on structure
Kaolin
SIMBOLOGY
Bedding of sedimentary rocks
Bedding of volcanic rocks
Foliation orientation
Source: Mag Silver Corp., 2009.
January 2011
Figure 7-3
Mag Silver Corp.
Juanicipio Joint Venture
Zacatecas State, Mexico
Property Geology

7-8

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 7-8

SCOTT WILSON RPA	www.scottwilson.com

8 DEPOSIT TYPES

The following is taken from Chartier et al. (2008).

The Fresnillo district is a world-class silver mining district located in the centre of the 800 km long Mexican Silver Belt including mining districts Sombrerete (San Martín, Sabinas Mines), Zacatecas, Real de Angeles, Pachuca, and Taxco. Fresnillo owns and operates the Proaño (Fresnillo) silver mine which has been in production since 1550. Since 1921, the district has produced more than 730 million ounces of silver at an average grade of 405 g/t Ag, with substantial gold, lead, and zinc credits. According to the Silver Institute (http://www.silverinstitute.org), the Proaño mine produced 33.5 million ounces of silver in 2007, ranking second in the world.

The deposits in the district consist of low-sulphidation epithermal quartz-carbonate veins forming an extensive array of stacked steeply dipping, west to west-northwest-trending veins, crosscutting Cretaceous and Jurassic age rocks, mostly of sedimentary origin.

The veins are laterally very extensive and, although the structures are quite persistent with depth, the silver-gold rich section of each structure is typically limited to a 300 m to 400 m range of elevation corresponding to the boiling zone of the fossil hydrothermal system. Metal distributions show a subhorizontal zoning, with base metal abundance increasing with depth. The main veins have been mined continuously over lateral distances exceeding one kilometre.

The epithermal mineralization is characterized by quartz-adularia-carbonate veins, stockworks and breccias exhibiting classical epithermal textures such as colloform banding, druzy and vuggy cockade infilling, suggesting repeated episodes of hydrothermal deposition in open structures. Mineralization includes sphalerite, galena, pyrite, pyrrhotite, silver sulphosalts, and gold. The hydrothermal veins are associated with minor clay alteration.

Epithermal deposits comprise a wide range of hydrothermal deposits associated with volcanic and magmatic edifices and formed at shallow crustal levels by the circulation of magmatic-related hydrothermal fluids into fractured rocks. These deposits are typically related with arrays of regional structures developed in extensional tectonic settings.

Low sulphidation epithermal deposits are related with the circulation of reduced, near neutral, dilute fluids developed by mixing of hot magmatic fluids with deep circulating groundwater. Metal deposition typically occurs during fluid ascent along open deep-seated structures through a combination of processes including fluid mixing, cooling, degassing and transient boiling. The hydrothermal deposits exhibit strong vertical zoning about the transient boiling zone, with precious metals generally enriched above the boiling zone and base metals abundances increasing with depth.

These hydrothermal deposits are important supply of silver, gold, and base metals such as lead, zinc, and occasionally copper.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 8-1

SCOTT WILSON RPA	www.scottwilson.com

9 MINERALIZATION

The two significant silver-gold epithermal structures discovered to date on the Juanicipio property are known as the Valdecañas and Juanicipio veins. Both veins strike east-southeast and dip 35o to 50o southwest. Representative assay intervals for both vein structures are listed in Table 9-1. The Valdecañas structure hosts the majority of the Mineral Resources currently estimated on the property.

VALDECAÑAS VEIN

As of September 2010, 66 drill holes had tested the lateral and depth extensions of the Valdecañas structure. The vein extends beyond the Juanicipio property in both the northwest and southeast directions. It varies in true thickness from less than one metre to twenty metres, averaging approximately five metres. The precious metals rich zone is 450 m in vertical extent. The vein structure is made up of one main vein, four parallel to subparallel smaller veins, and one stockwork zone. Descriptions of the geometry, location, and grades are presented in Section 17.

Mineralization consists of precious metal rich, banded or brecciated quartz-pyrargyrite-acanthite-polybasite-galena-sphalerite veins. The Valdecañas Vein has undergone multiple mineralizing events as suggested by various stages of brecciation and quartz sealing, local rhythmic microcrystalline quartz-pyrargyrite banding, and open-space cocks-comb textures and vuggy silica. The vein exhibits the characteristic metal zoning of the principal veins in the Fresnillo district, observed as a change from silver and gold rich zones at the top to increased base metals in the deeper intersections. Notably, the gold rich mineralization cuts across the silver rich zones, which in turn cut earlier base-metal dominant stages indicating complex multi-stage mineralization seen separately in other parts of the district.

Within 10 m to 20 m of the vein, the wall rocks are progressively and pervasively silicified and cut by quartz veinlets carrying pyrite-sphalerite-galena sulphide minerals. Alteration in the volcaniclastic/sedimentary host rock farther away from the vein is characterized by weak pyritization, moderate clay alteration, and calcite veining.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 9-1

SCOTT WILSON RPA	www.scottwilson.com

JUANICIPIO VEIN

The Juanicipio Vein was discovered in 2003 by MAG Silver prior to the discovery of the Valdecañas system, which is located 1,100 m to the north. Discovery hole JI03-01 intersected two metres averaging 630 g/t Ag and 11.4 g/t Au at a vertical depth of approximately 515 m. The current Mineral Resource estimate includes part of the Juanicipio Vein. In general, the zone averages greater than 4.00 g/t Au with low Pb and Zn values. Further exploration work along the structure is required, and drilling was underway at the time of the site visit.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 9-2

SCOTT WILSON RPA	www.scottwilson.com

	TABLE 9-1	SELECT DRILL HOLE INTERSECTIONS
MAG Silver Corp. - Juanicipio Joint Venture

					True
Vein	Borehole From		To	Length Thickness		Ag	Au	Pb	Zn
		(m)	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)
Main	MB	606.49	608.56	2.08	1.46	1,708	0.48	0.25	5.39
Main	NA	727.45	729.75	2.30	2.14	1,062	0.70	0.80	1.02
Main	MH	814.10	817.45	3.35	2.75	481	2.43	6.02	0.94
Main	GH	811.50	815.30	3.80	3.62	556	0.84	3.24	0.82
Main	16P	680.90	687.25	6.35	4.61	1,798	3.43	5.51	2.91
Main	QF	620.81	627.10	6.30	5.28	578	5.55	6.36	3.85
Main	ME	684.65	692.35	7.70	5.46	1,705	2.08	4.79	3.84
Main	QE	579.15	585.35	6.20	5.50	973	2.24	4.24	0.21
Main	GC	731.75	738.20	6.45	5.68	1,635	3.02	4.75	0.52
Main	RD	774.75	783.05	8.30	6.46	842	2.19	6.39	1.20
Main	PE2	652.10	660.95	8.85	6.99	448	1.68	4.21	3.20
Main	JD	825.20	834.80	9.60	8.39	392	4.36	5.41	1.01
Main	KD	700.55	712.50	11.95	10.16	2,067	1.60	4.28	2.66
Footwall 1	ME	745.05	747.20	2.15	1.53	112	0.43	0.37	0.16
Footwall 1	ID2	865.25	867.02	1.77	1.62	890	3.90	3.89	0.65
Footwall 1	KD	753.75	755.90	2.15	1.84	231	0.35	0.22	0.53
Footwall 1	MC	684.80	692.25	7.45	5.22	487	0.10	0.18	0.30
Footwall 1	JA	741.80	751.25	9.45	8.26	1,182	1.02	2.30	0.25
Hanging Wall 1	JE	866.39	872.55	6.16	5.18	553	0.28	1.06	0.29
Hanging Wall 1	JC	748.80	755.40	6.60	5.65	854	1.22	2.92	7.45
Hanging Wall 2	JD	690.85	693.00	2.15	1.85	225	0.24	0.53	0.16
Hanging Wall 2	IE	816.35	821.65	5.30	4.05	1,843	3.54	5.96	3.70
Hanging Wall 2	JE	784.55	790.80	6.25	5.17	245	1.04	2.77	0.12
Footwall 2	GF	920.25	925.39	5.14	4.14	104	2.45	6.00	2.88
Footwall 2	FE	834.20	841.05	6.85	5.98	190	4.01	4.90	0.50
Juanicipio	JU1	596.25	598.45	2.20	1.92	576	0.06	0.19	10.42
Juanicipio	19R	920.00	923.19	3.19	2.23	149	2.02	1.56	0.42
Juanicipio	19P	656.55	660.60	4.05	2.37	133	0.03	0.10	2.66
Stockwork	KE	831.10	839.10	8.00	6.11	47	0.97	0.37	2.15
Stockwork	OG	871.95	886.70	14.75	11.05	45	0.61	1.00	0.84
Stockwork	MG	845.00	864.25	19.25	11.19	46	0.53	2.08	1.46

Notes:
1.	Prior to compositing, Ag was cut to 6,000 g/t, Au cut to 16 g/t, and both Pb and Zn were cut to 15%.
2.	True thickness was calculated using an average strike of 120° and an average dip of -53°.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 9-3

SCOTT WILSON RPA	www.scottwilson.com

10 EXPLORATION

Exploration on the Juanicipio property prior to MAG Silver’s involvement is documented in Section 6 of this report. Drilling on the Juanicipio property is documented in Section 11 of this report.

In 2007, MAG Silver arranged helicopter-borne geophysical test survey using Aeroquest’s AeroTEM II time domain electromagnetic system employed in conjunction with a high-sensitivity caesium vapour magnetometer. Ancillary equipment includes a real-time differential GPS navigation system, radar altimeter, video recorder, and a base station magnetometer. Full-waveform streaming electromagnetic data are recorded at 36,000 samples per second. The total survey coverage presented was 351 line kilometres. The survey was flown at 100 m line spacing in a north-south flight direction.

The survey was successful in mapping the magnetic and conductive properties of the geology throughout the survey area. Additional reprocessing, interpretation, and follow-up work are recommended.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 10-1

SCOTT WILSON RPA	www.scottwilson.com

11 DRILLING

Drilling on the property has been contracted to various companies since 2004. All the drilling has been diamond core. Fresnillo currently contracts drilling to Perforservice S.A. de C.V. (Perforservice), an agent of Boart Longyear, headquartered in Aguascalientes, Mexico. Perforservice currently operates five drill rigs on the property. Diamond drill holes are commonly collared using HQ (64 mm core diameter) equipment and reduced to NQ (48 mm core diameter) or BQ (37 mm) as drilling conditions dictate.

Fresnillo uses an up-to-date Datamine database and 3D model to plan hole location and orientation. Spacing is designed to be 100 m both along strike and down dip in the plane of mineralization. All drill hole collars are surveyed using differential GPS or a transit system. Downhole deviation is monitored using a Flexit instrument with readings at intervals ranging from 50 m to 100 m. Drilling by MAG Silver recorded surveys every 15 m. Once a drill hole is completed, casing is pulled and collars are identified with cement monuments with the drill hole number engraved. The site is then revegetated according to local law.

As of September 8, 2010, 115 holes have been completed on the Juanicipio property for a total of 94,545 m. Figure 11-1 and Appendix Table 25-1 summarize drilling on the property. From May 2003 to June 2004, MAG Silver completed nine core holes for a total of 7,346 m. From August 2005 to September 8, 2010, Fresnillo completed 106 core holes for a total of 87,199 m.

Drill hole UE includes unusual downhole survey records that cause the hole to turn westerly and steepen abruptly, intersecting the Valdecañas Vein on the Juanicipio property rather than on the Fresnillo property to the east of the property boundary. Scott Wilson RPA checked the raw Flexit data and these correspond to the resource database records.

Drill hole TI was drilled for geotechnical purposes and was not sampled according to Fresnillo’s field guidelines. It is considered unrepresentative of the mineralization and was not used in the resource estimate. Drill hole 13P was lost due to poor ground conditions and was also removed from resource modelling work.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 11-1

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 11-1 DRILL HOLE PLAN MAP

710,000 E
710,500 E
711,000 E
Property Boundary
560,000 N
559,500 N
559,000 N
558,500 N
N
Drill Hole Trace
Valdecañas Vein System
Juanicipio Vein System
0 100 200 300 400 500
Metres
January 2011

Figure 11-1

Mag Silver Corp.

Juanicipio Joint Venture

Zacatecas State, Mexico

Drill Hole Plan Map

11-2

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 11-2

SCOTT WILSON RPA	www.scottwilson.com

12 SAMPLING METHOD AND APPROACH

SAMPLING BY MAG SILVER

Drill core was brought to a core logging facility in Fresnillo where it was labelled, photographed, logged, and sampled under the supervision of MAG Silver geologists. Core recovery was generally greater than 90% except in extremely fractured near-surface rock, argillite, or wider fault structures.

Samples were collected from half core and split lengthwise with a manual wheel splitter. Sample intervals ranged from 0.1 m to more than 3.0 m in length, and mostly honour geological, alteration, and mineralization contacts. Several metres were also sampled above and below mineralized zones. Sampling intervals were marked by a geologist and core was typically sampled continuously between sampling marks.

Samples were shipped to BSI Inspectorate laboratories in Durango, Mexico, for sample preparation, and pulps were then sent to Reno, Nevada, for analysis. Some duplicate sample pulps were sent to ALS Chemex in Vancouver, Canada (Wetherup, 2006).

In Scott Wilson RPA’s opinion, the MAG Silver sampling is representative and suitable to estimate Mineral Resources.

SAMPLING BY FRESNILLO

Drill core is transported by Fresnillo personnel twice daily to a core handling facility located near the Saucito minesite. Geotechnicians check depth markers and box numbers, reconstruct the core, and calculate recoveries. Fresnillo geologists log, mark out sample intervals, and assign sample numbers. Descriptive information is collected including recovery, lithology, alteration, structure, mineralization and rock quality designation (RQD). Sample intervals range from three centimetres to twelve metres. One blank and one of two different standards are submitted into each batch of 20 or 30 samples.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 12-1

SCOTT WILSON RPA	www.scottwilson.com

Core is split using either a diamond saw or mechanical splitter. The splitter was cleaned regularly to avoid potential cross-sample contamination. Samples are placed in pre-numbered plastic sample bags, boxed, and stored in a secure facility prior to shipping. Sample batches commonly contain 20 or 30 samples. Samples are shipped to the ALS Chemex preparatory laboratory in Guadalajara, Mexico, for preparation and pulps were then forwarded to ALS Chemex Assay Laboratory in Vancouver, Canada, for analysis. Coarse and pulp reject materials are returned to the core handling facility.

Density is measured using a water displacement method. Volume is estimated to the nearest 10 mL using a beaker with graduations of 100 mL. Mass is measured using a triple beam balance to the nearest half gram. The core is not sealed. Scott Wilson RPA recommends that Fresnillo acquire an electronic scale with a lower hook in order to measure density according to Archimedes’ principle whereby core is weighed in air and again in water. In the process of implementing the system, Fresnillo should duplicate at least 50 samples previously measured by the water displacement method and compare the results and test the effect of sealing the core with either paraffin wax or shrink wrapped cellophane.

The procedures outlined by Fresnillo staff during the 2010 site visit were found to meet generally accepted industry practices.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 12-2

SCOTT WILSON RPA	www.scottwilson.com

13 SAMPLE PREPARATION, ANALYSES AND

SECURITY

MAG SILVER SAMPLES

Technicians at MAG Silver’s core facility in Fresnillo split, sealed, and labelled samples into plastic sample bags. Batches of samples were then packed in rice bags for shipment. Samples were then transported to BSI Inspectorate preparatory laboratory in Durango, Mexico, by courier. The preparatory laboratory crushed, split, and pulverized the subsamples. Pulps were then flown to Reno, Nevada, in the United Sates for analysis (Wetherup, 2006). No sample preparation was conducted by MAG Silver employees, officers, or directors.

Analyses were carried out for silver, arsenic, antimony, copper, mercury, lead, and zinc by aqua regia digestion and flame atomic absorption analysis. A standard fire assay was used for gold. The procedures used by BSI Inspectorate and the detection limits of each method can be found in the appendix of Wetherup (2006).

FRESNILLO SAMPLES

Samples are shipped to the ALS Chemex preparatory laboratory in Guadalajara, Mexico, for preparation and pulps are then forwarded to ALS Chemex Assay Laboratory in Vancouver, Canada, for analysis. No sample preparation was conducted by Fresnillo employees, officers, or directors.

The ALS Chemex Vancouver laboratory is accredited to ISO 9001 by QMI-SAI Global and ISO 17025 by the Standards Council of Canada for a number of specific test procedures, including fire assay for gold with atomic absorption and gravimetric finish, multi-element inductively coupled plasma optical emission spectroscopy (ICP-AES) and atomic absorption assays for silver, copper, lead, and zinc.

At ALS Chemex in Guadalajara, core samples are prepared using industry standard preparation procedures. After reception, samples were organized into batches and weighed (method code LOG-22). Samples were then crushed to 70% passing below two millimetre mesh screen (CRU-31). A subsample of up to 1,500 g was prepared using a riffle splitter (SPL-21) and pulverized to 85% passing below 75 microns (PUL-36).

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 13-1

SCOTT WILSON RPA	www.scottwilson.com

Each sample was analyzed for a suite of elements including silver, lead, and zinc by ICP-AES analysis (method ME-ICP41m) and standard fire assay for gold (Au-AA23). In the case where the silver ICP-AES upper limit of 100 ppm is reached, the sample is tested using a gravimetric analysis method (Ag-GRA21).

CORE STORAGE AND SECURITY

Drill core from the Juanicipio drilling was previously stored in two locations. Mineralized intercepts were stored in a locked shed located at the Fresnillo core handling facility near the Saucito minesite. Other core was stored alongside core from other Fresnillo projects in a large core storage facility located on Fresnillo’s private land near the Saucito mine shaft. All Juanicipio drill core has been since moved to a recently constructed secure facility dedicated to Juanicipio drill core only.

Split core that has been bagged and readied for shipment is stored in the dedicated facility prior to shipping.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 13-2

SCOTT WILSON RPA	www.scottwilson.com

14 DATA VERIFICATION

The resource database was reviewed and verified during two site visits, a series of digital queries, checks of laboratory certificates, and review of Fresnillo’s quality assurance/quality control (QA/QC) results. Scott Wilson RPA considers the resource database adequate to prepare a Mineral Resource estimate.

SITE VISIT AND CORE REVIEW

Scott Wilson RPA visited the property most recently in December 2010. Drill core from boreholes 19-9, NA, NF2, PD, JC, and 17-5B was reviewed and compared with assay results and descriptive log records made by Fresnillo geologists.

ASSAY TABLE REVIEW

Scott Wilson RPA compared database assay values against both digital and hardcopy results provided by ALS Chemex and BSI Inspectorate. These included hardcopy assay certificates from ALS Chemex for holes 16P, 14P, 12P, MC, 21R, 22R, 23R, 33P, 37P, FA, and KG3 provided by MAG Silver, and certificates for holes JU1, JU2, and JU5 from BSI Inspectorate found in Wetherup, 2006. MAG Silver also supplied edited copies of digital assay results provided by the laboratory in MS Excel format. These files were not originals from the laboratory as a number of formulas and formatting edits were evident. Nevertheless, Scott Wilson RPA compiled the files and compared the Ag, Au, Pb, and Zn results against the assay values in the resource database. No significant discrepancies were found.

Scott Wilson RPA recommends that MAG Silver be directly copied on all assay results provided by the laboratory.

QUALITY ASSURANCE AND QUALITY CONTROL

Quality assurance/quality control programs provide confidence in the resource database and help ensure that the database is reliable for resource estimation purposes.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 14-1

SCOTT WILSON RPA	www.scottwilson.com

Programs include measures and procedures to monitor the precision and accuracy at each stage of the sampling and analysis process. Fresnillo’s QA/QC program calls for a blank, one of two standards, and a pulp duplicate in each batch of 20 or 30 samples. Fresnillo also compiles results from the laboratory’s own internal blanks, standards, and duplicates. Scott Wilson RPA received and reviewed a database of Fresnillo’s QA/QC results dated November 2010.

The regular submission of blank material is used to assess contamination during sample preparation and to identify sample numbering errors. Fresnillo submits blank samples at a rate of one in every 20 samples. Blanks were initially sourced from barren drill core and later from construction materials.

Figure 14-1 plots the results for silver values. Similar data and graphs are available for Au, Pb, and Zn. The noticeable increase in results at sample 225700 and another at sample 229768 may mark changes in the source material. Several blanks return relatively unacceptable grades, leading to batch re-analyses. Scott Wilson RPA recommends a review of the blank material and source of the increased silver values in blank samples.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 14-2

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 14-1 CONTROL CHARTS FOR BLANK MATERIAL

Results from the regular submission of standards are used to identify problems with specific sample batches and long-term biases associated with the regular assay laboratory. Scott Wilson RPA reviewed results from two different standards, for a total of 80 analyses (Figures 14-2 and 14-3). Results are acceptable.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 14-3

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 14-2	CONTROL CHART FOR CRM AL

21913	22229	22229	22241	22242	22284	22285	22285	22315	22429 22433 22303 22257	22284	22285	22445	22562	22572	22565	22758	22976
Sample ID

Pulp duplicates of mineralized samples have been submitted to various laboratories to make an additional assessment of laboratory bias. Figures 14-4 and 14-5 illustrate results for silver. With the exception of several analyses, Figure 14-4 shows good correlation between International Plasma Labs Ltd. (IPL) and ALS Chemex. Figure 14-5 may indicate that the ACME laboratory may be understating the silver grades in some cases. These results do not preclude estimating Mineral Resources, however, further investigation is required.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 14-4

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 14-4 CONTROL CHART IPL VERSUS ALS DUPLICATES

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
-80%
-90%
Half Relative Difference (%)
2500
5000
7500
10000
12500
15000
Average (Ag g/t)

FIGURE 14-5 CONTROL CHART ACME VERSUS ALS DUPLICATES

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
Half Relative Difference (%)
2500
5000
7500
10000
12500
15000

Average (Ag g/t)

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 14-5

SCOTT WILSON RPA	www.scottwilson.com

Scott Wilson RPA recommends that Fresnillo’s QC program include crushed reject duplicates and field duplicates. Field duplicates assess the variability introduced by selecting one half of the drill core versus the other, sampling misordering, and the nugget effect. Reject duplicates consist of a second split of the crushed sample. The split should be taken using a similar method, have the same weight, and be analyzed at the same laboratory as the original sample. Results from the reject duplicate QC program will determine if the splitting procedures are applied consistently and are appropriate. Once satisfied, the coarse reject duplicate program can be discontinued.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 14-6

SCOTT WILSON RPA	www.scottwilson.com

15 ADJACENT PROPERTIES

Fresnillo holds the mining concessions to the north and east of the Juanicipio property. In recent years, Fresnillo has focused exploration activity on tracing the San Carlos Vein to the west from the known Fresnillo mining centre and on exploration for parallel veins, both to the north and south. It has been successful in following the San Carlos Vein for over six kilometres and in discovering parallel veins to the south. Fresnillo refers to the veins to the south of San Carlos as its Fresnillo II development project (Fresnillo, 2009a). The Fresnillo II development project includes the Saucito project, 100% owned by Fresnillo plc., and the Juanicipio JV project.

Fresnillo II is located west of the Fresnillo Mine (Figure 15-1). The project is made up of four main vein structures: El Saucito, Jarillas, Valdecañas, and Santa Natalia. Outside of the Juanicipio project and using a cut-off grade of 200 g/t Ag equivalent, Fresnillo reports Measured plus Indicated Resources for Minera Saucito at 7.25 Mt grading 528 g/t Ag and 2.41 g/t Au for 123.2 million ounces of Ag and 0.562 million ounces of Au; and Inferred Resources of 14.45 Mt grading 350 g/t Ag and 1.48 g/t Au for 162.5 million ounces Ag and 0.652 million ounces Au (Fresnillo, 2010a).

In September 2010, Fresnillo announced that the Fresnillo II project is on track for production in the first half of 2011 starting at 4.7 million ounces silver per year and later ramping up to 9.0 million ounces silver per year. The mine capacity will be 330,000 tonnes of ore per year, gradually ramping up to 990,000 tonnes per year by 2014. The Saucito shaft is fully operational. As of September 2010, the Jarillas shaft located 1,100 m east of the Juanicipio property boundary was at a depth of 208 m of the planned 630 m. All equipment for the mill, located at the Jarillas shaft, was purchased and construction contracts signed (Fresnillo, 2010b).

Scott Wilson RPA was unable to verify the information above and the information above may not be indicative of the mineralization on the property that is the subject of this Technical Report.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 15-1

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 15-1 ADJACENT PROPERTIES

15-2

LEGEND:
Drill Holes
Complete
Shaft
Jarillas Shaft and Mill
Saucito Shaft
Veins
Vein
Projected Vein
FRESNILLO II
FRESNILLO MINE AREA
V. San Carlos
2,561,000
JV Boundary
V. Linares
V. Sta. Natalia
Valdecañas Vein
Juanicipio Vein
V. Jarillas
Madroño
Mezquite
2,558,000
44% MAG / 56% FRESNILLO PLC.
V. Saucito
Figure 15-1
Zona Peidras
711,000
717,000
Mag Silver Corp.
Juanicipio Joint Venture
Zacatecas State, Mexico
Adjacent Properties
0 0.5 1.0 1.5 2.0
Kilometres
January 2011
Source: Mag Silver Corp., 2009.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 15-2

SCOTT WILSON RPA	www.scottwilson.com

16 MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testwork was completed at the Centro de Investigación y Desarrollo Tecnológico (CIDT), a division of Peñoles. The primary objectives of the testwork were as follows:

  Determine mineralogy.
  Determine crushing and milling parameters.
  Determine solid-liquid separation parameters.
  Optimize concentrate grades.
  Optimize recoveries.
  Develop process flow chart and metallurgical balance.
  Evaluate gold and silver recovery potential in pyrites.
  Evaluate tailings acid generating potential.

The information presented in the following sections is based on the report entitled “Proyecto Juanicipio 002-102606, Recuperacion de Oro, Plata, Plomo y Zinc, Reporte de Avance No.1”, dated May 8, 2008, and the presentation entitled “Juanicipio, Recuperacion de Oro, Plata, Plomo y Zinc, Proyecto: 002-101308” dated January 2009.

SAMPLE PREPARATION

Table 16-1 provides details on the samples used for the testwork program.

TABLE 16-1 SAMPLE DESCRIPTION

MAG Silver Corp. - Juanicipio Joint Venture

Date	Number of	Drill Hole IDs	Number of	Thickness	Weight
	Drill Holes		Samples	(m)	(kg)
February 07	5	MB, MC, ME, MF, KD	38	40	79
October 07	5	KC, IE, GC, GD, GB	41	37	78
August 08	6	GA, UE, QD, QE, QF, OF	80	79	117
Total	16		159	156	274

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 16-1

SCOTT WILSON RPA	www.scottwilson.com

Six composite samples were prepared for metallurgical tests, as described in Table 16-2. With the intent of developing localized and global samples, three of the composites included samples from specific sections, while the other three were composed of samples from various different areas of the deposit.

TABLE 16-2	COMPOSITE SAMPLES FOR FLOTATION TESTWORK
MAG Silver Corp. - Juanicipio Joint Venture

Number of
Composite			Number of	Thickness
Drill Holes		Drill Hole IDs	Samples	(m)

GC, GD, GB, IE, KD, KC,
General	10		79	76
MB, MC, ME, MF

Section G	3	GC, GD, GB	35	30

Sections I + K	3	IE, KD, KC	18	18

Section M	4	MB, MC, ME, MF	26	28

GC, GD, GB, IE, KD, KC,
Special 1	10		43	40
MB, MC, ME, MF

GC, GD, GB, IE, KD, KC,
Special 2	10		35	33
MB, MC, ME, MF

BOND WORK INDEX TESTING

Two 5.0 kg samples were prepared for Bond Work Index (BWI) testing. The first integrated the samples received in February 2007, and the other integrated samples from October 2007. Table 16-3 outlines the results of this work. The BWI values are typical of hard minerals, and indicative of samples with high quartz content.

TABLE 16-3 BOND WORK INDEX TESTS

MAG Silver Corp. - Juanicipio Joint Venture

Composite	BWI (kWh/ton)
MB, MC, ME, MF, KD	16.5
KC, IE, GC, GD, GB	18.2
Average	17.4

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 16-2

SCOTT WILSON RPA	www.scottwilson.com

HEAD GRADE ANALYSIS

Composites were pulverized, separated into -150 mesh and +150 mesh material, weighed, and analyzed for gold, silver, lead, zinc, copper, iron, arsenic, and antimony. Table 16-4 outlines the results of the combined ±150 mesh chemical analysis. Note that composites Special 1 and Special 2 were prepared by combining samples that were selected based on suspected lower grades of silver, lead, and zinc.

TABLE 16-4 HEAD GRADE ANALYSIS
MAG Silver Corp. - Juanicipio Joint Venture

Composite	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Fe (%)	As (%)	Sb (%)
General	2.67	1217	3.80	4.15	0.11	9.66	0.50	0.01
Section G	2.71	911	6.11	3.77	0.16	8.49	0.30	0.01
Sections K + I	2.85	1873	1.88	3.72	0.06	7.50	0.58	0.02
Section M	1.82	1151	2.92	5.36	0.09	12.61	0.74	0.02
Special 1	1.68	557	1.40	2.36	0.04	7.46	-	-
Special 2	1.71	328	0.92	1.49	0.06	6.23	-	-

In general, the head grades of the -150 mesh and +150 mesh samples were similar, with grade variations between -3.5% and 2.9% for the various elements. Calculated assays for silver were found to be consistently greater than direct assays by 1.0% to 2.9%, which indicates a low presence of heavy metallic silver.

MINERALOGY

Table 16-5 outlines the mineralogy of the General composite sample, as determined through modal and X-ray diffraction analyses.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 16-3

SCOTT WILSON RPA	www.scottwilson.com

TABLE 16-5 MINERALOGICAL COMPOSITION

MAG Silver Corp. - Juanicipio Joint Venture

Element	Percentage (%)
Galena	4.36
Sphalerite	8.99
Chalcopyrite	0.20
Pyrite	14.02
Arsenopyrite	1.19
Silver Type Species	0.07
Silver sulphosalts	0.10
Gangue	71.08
Total	100

Silver type species include electrum, native silver, acanthite, and aguilarite. Silver sulphosalts include pyrargyrite, proustite, polybasite, freibergite, and argentite/tennantite. Gangue is principally composed of quartz, calcite, and aluminosilicates.

Approximately 50% of the silver is contained within the silver type species, with 41% as acanthite. The other 50% is contained within the sulphosalts, with 44% as pyrargyrite. The sulphides are fine-grained in nature, with inclusions of silver type species and sulphosalts in galena, sphalerite, pyrite, and arsenopyrite. The sphalerite contains approximately 53% of the zinc and 10% of the iron.

The degree of liberation for the various mineralogical components is summarized in Table 16-6 for the General composite sample milled to 80% passing 55 microns.

TABLE 16-6 DEGREE OF LIBERATION

MAG Silver Corp. - Juanicipio Joint Venture

Element	Percentage (%)
Galena	81.58
Sphalerite	79.23
Chalcopyrite	71.72
Pyrite	83.75
Arsenopyrite	75.16
Silver Type Species	39.81
Silver sulphosalts	65.23
Gangue	95.94

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 16-4

SCOTT WILSON RPA	www.scottwilson.com

From these results, good recovery of zinc and lead is anticipated in the concentrates. Lower recoveries are expected for copper and silver but can be improved with finer milling. Liberation of galena, sphalerite, and chalcopyrite increases to 93%, 86% and 75%, respectively, when the sample is ground to 80% passing 40 microns. Due to the fine-grained mineralogical texture of the sample, it is necessary to grind the sample to this size in order to obtain acceptable grades and recoveries. Even at this fine grind, it is noted that a material amount of gold and lesser amounts of silver are contained within pyrites with particle sizes smaller than 5 micron

FLOTATION TESTS

Results from open circuit flotation testing on the General composite are shown in Table 16-7, as per the May 2008 report. This represents the metallurgical balance from flotation tests using optimal conditions determined prior to May 2008. Table 16-8 outlines the same data for tests completed up to the end of 2008.

TABLE 16-7 METALLURGICAL BALANCE (MAY 2008)
MAG Silver Corp. - Juanicipio Joint Venture

				Assays						Distribution (%)
	Weight	Au	Ag	Pb	Zn	Cu	Fe
Product								Au	Ag	Pb	Zn	Cu	Fe
	(%)	(g/t)	(g/t)	(%)	(%)	(%) (%)
Feed	100.0	2.67	1,217	3.80	4.15	0.11 9.66		100.00	100.00	100.00	100.00	100.00	100.00
Lead
Conc.	8.4	22.92	12,585	43.24	8.44	0.72 10.97		72.0	86.8	95.6	17.1	57.0	9.5
Zinc
Conc.	6.7	3.03	832	0.34	47.92	0.47 10.86		7.6	4.6	0.6	77.8	29.9	7.6
Tails	84.9	0.64	123	0.17	0.25	0.02 9.43		20.4	8.6	3.8	5.1	13.1	82.9

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 16-5

SCOTT WILSON RPA	www.scottwilson.com

TABLE 16-8 METALLURGICAL BALANCE (JANUARY 2009)
MAG Silver Corp. - Juanicipio Joint Venture

				Assays						Distribution (%)
	Weight	Au	Ag	Pb	Zn	Cu	Fe
Product								Au	Ag	Pb	Zn	Cu	Fe
	(%)	(g/t)	(g/t)	(%)	(%)	(%)	(%)

Feed		1.64	812	1.86	3.17	0.11	9.66	100.0	100.0	100.0	100.0	100.0	100.0

Lead	3.9	25.92	17,498	42.58	7.84	0.83	9.76	62.0	84.4	89.7	9.7	29.6	4.0
Conc.
Zinc
Conc.	5.2	1.94	898	0.55	50.30	0.45	9.62	6.1	5.7	1.5	82.1	21.3	5.2
Iron
Conc.	15.0	2.14	366	0.30	0.25	0.03	32.93	19.6	6.8	2.4	1.2	4.6	51.2
Tails	75.9	0.27	33	0.16	0.29	0.06	5.05	12.3	3.1	6.4	7.0	44.4	39.7

Flotation tests for the other composites showed relatively similar results to the General composite. Considering the fine-grained nature of the mineralogy, the results indicate good response to selective flotation. Recovery of gold, silver, and lead in the lead concentrate and zinc in the zinc concentrate are considered satisfactory at this stage of testing.

The tailings in the May 2008 tests were found to contain approximately 20% and 9% of gold and silver as pyrite inclusions, respectively. Preliminary tests indicated the potential to recover 20% of the gold and 7% of the silver in an iron concentrate. However, the concentrate grades are too low to make this a commercial product. Preliminary cyanidation tests of material finely ground to 80% passing 5 microns showed approximate recoveries of 80% and 90% for gold and silver, respectively. The optimal method to recover gold and silver in pyrite is still currently being considered.

The flotation process requires three stages of cleaning for lead concentrate, and four stages for zinc concentrate. Due to the presence of native silver and electrum, the incorporation of gravity separation should be considered to help improve recovery and mitigate head grade variability in the feed.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 16-6

SCOTT WILSON RPA	www.scottwilson.com

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Scott Wilson RPA estimated Mineral Resources for the Valdecañas and Juanicipio vein systems using drill hole data available as of September 8, 2010. At a net smelter return (NSR) cut-off of US$50/t, Indicated Mineral Resources are estimated to total 5.20 million tonnes of 662 g/t Ag, 1.92 g/t Au, 1.78% Pb, and 3.66% Zn. Inferred Mineral Resources are estimated to total 7.72 million tonnes of 376 g/t Ag, 1.56 g/t Au, 1.53% Pb, and 2.74% Zn. The Mineral Resources are contained within the Valdecañas, Footwall, and Hanging Wall veins and the Stockwork Zone. There are no Mineral Reserves estimated at Valdecañas. The total contained metals in the Indicated Resource are 110.8 million ounces of silver, 321,300 ounces of gold, 204.4 million pounds of lead, and 419.7 million pounds of zinc. The Inferred Resource contains an additional 93.3 million ounces of silver, 387,200 ounces of gold, 260.7 million pounds of lead, and 466.1 million pounds of zinc.

RESOURCE DATABASE

As operator, Fresnillo maintains the resource database and provides MAG Silver with MS Excel files when requested. Scott Wilson RPA received data from MAG Silver in MS Access format. Data were amalgamated and parsed as required and imported into Gemcom Software International Inc. (Gemcom) Resource Evaluation Version 6.2.4 for modelling. Listed below is a summary of records directly related to the resource estimate. Holes outside the resource area are not included in this summary:

·	Holes:	107
·	Surveys:	1,536
·	Assays:	8,565
·	Composites	266
·	Lithology:	4,490
·	Full vein width composites:	342
·	Density measurements:	2,508

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-1

SCOTT WILSON RPA	www.scottwilson.com

Drill hole TI was excluded from the modelling process since it was drilled for geotechnical purposes and is considered unrepresentative of the mineralization. Failed hole 13P was also removed from the database.

Section 14, Data Verification, describes the verification steps made by Scott Wilson RPA. In summary, no discrepancies were identified and Scott Wilson RPA is of the opinion that the Gemcom drill hole database is valid and suitable to produce a Mineral Resource estimate for the Valdecañas vein system.

GEOLOGICAL INTERPRETATION AND 3D SOLIDS

Scott Wilson RPA created southeast looking vertical sections spaced 50 m apart, level plans spaced 10 m apart, and inclined longitudinal sections parallel to veins. Wireframe models of the veins were built using 3D wobbly polylines on each cross-section (Figures 17-1 and 17-2). At model extremities, polylines were extrapolated 50 m or more beyond the last drill hole section. A minimum number of nodes were used to simplify updates. Polylines were joined together in 3D using tie lines and the continuity was checked using the longitudinal section and level plans.

The veins were modelled as logged, however, narrow intercepts were “bulked out” to 1.5 m true thickness where required. Polylines were mostly ‘snapped’ to assay intervals, however, in some cases partial assays were used under the assumption that the mineralized stockwork material is more intense and higher grade near the vein contact. A few intersections were “tightened” using grade as a guide. The veins were initially modelled in their entirety, despite areas of low grade or exceptionally narrow intersections. A description of each modeled vein follows:

  The main Valdecañas Vein is intersected by more than 54 core holes. It is cut by a fault which marks a change in dip from -60° northwest of the fault to -50° southeast of the fault. The well mineralized part of the vein extends from approximately 300 m to more than 900 m below surface and has a strike length of 1,700 m on the property boundary. It appears to extend into Fresnillo’s properties to the north and east.
  The Footwall Vein, also known as the Desprendido Vein, is also cut by the fault marking a change in dip. It is intersected by nine core holes and is lower grade and narrower than the Valdecañas Vein. The Footwall Vein varies in true thickness from 1.5 m to 8.0 m, averaging 2.5 m.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-2

SCOTT WILSON RPA	www.scottwilson.com

  The Hanging Wall 1 Vein is located northwest of the fault. It ranges from approximately 20 m to 100 m above the Valdecañas Vein due to a steepening dip towards the southeast. The silver grades are commonly greater than 500 g/t Ag.
  Gold grades are commonly greater than 2.0 g/t Au.
  The Hanging Wall 2 Vein is a newly defined resource intersected by three drill holes. It measures 260 m by 100 m by 5 m thick, plunging steeply to the west. It is estimated to average 800 g/t Ag. It is located 80 m to the south of the Hanging Wall 1 Vein and may represent an along strike extension of the main Valdecañas Vein.
  The Stockwork Zone, intersected by four drill holes southeast of the fault, is located in the footwall of the main Valdecañas Vein. It is adjacent to the Valdecañas Vein in two drill holes and adjacent to the Footwall zone in one hole, and, although the grade is relatively low, the Stockwork Zone represents incremental material to the veins.
  The Footwall 2 Vein represents a second newly defined resource panel within the Valdecañas system. It is defined by three core holes at the west end of the deposit, and measures approximately 200 m by 80 m by 5 m thick with a steep plunge to the west. It has low Ag grades but relatively high Zn and Pb grades.
  The Juanicipio Vein is a newly added resource located 750 m south of the Valdecañas structure. The resource is made up of two higher grade panels within a larger, lower grade, Juanicipio Vein structure. The zone averages greater than 4.0 g/t Au, with low Pb and Zn values.

Intercept grade, true thickness, and grade times thickness (GT) values were plotted on 1:2,500 scale inclined longitudinal sections. Manual contouring outlined a moderate to steep rake to the southeast for the higher grade portions of the Valdecañas Vein. Sharp decreases in grade and/or thickness suggest that block grades would be best estimated within “resource panels” using hard boundaries. Using an NSR cut-off value of US$50/t, resource panels were outlined on the inclined longitudinal section and the wireframe models were clipped where required. Several exceptions to the hard boundary rule are:

  Holes GA, JU6, FA, and GH intercept the Valdecañas lens outside the property boundary.
  Hole QD is a low-grade hole located near, or inside, the low-grade zone that bisects part of the Valdecañas Vein east of the fault.
  The mineralized intercept in hole PD appears offset with respect to mineralization in adjacent holes. The intercept in PD does not honour the wireframe as built.

As noted above, Scott Wilson RPA modelled the veins as logged and notes that there is additional mineralization in the walls above the NSR cut-off values of US$50/t. This material will become important when estimating the grade of diluting material in future Mineral Reserve estimates. Scott Wilson RPA recommends that additional wireframe models be constructed in order to determine the grade of the diluting material.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-3

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-1 VALDECAÑAS VEIN AND HANGING WALL WIREFRAMES

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-4

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-2 VALDECAÑAS VEIN BLOCK MODEL OF SILVER GRADES

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-5

SCOTT WILSON RPA	www.scottwilson.com

STATISTICAL ANALYSIS

Assay values located inside the wireframes were tagged with domain identifiers and exported for statistical analysis. Results were used to help verify the modelling process. Basic statistics by rock type are summarized in Table 17-1. Note that some descriptive statistics can be misleading where the number of assays is low.

TABLE 17-1	DESCRIPTIVE STATISTICS OF RESOURCE ASSAY VALUES
MAG Silver Corp. - Juanicipio Joint Venture

	Length (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
	Valdecañas Main Vein
N of Cases	362	362	362	362	362
Minimum	0.13	4	0.01	0.00	0.00
Maximum	1.85	15,026	38.10	30.00	15.30
Median	1.00	182	0.70	0.88	2.67
Arithmetic Mean	0.95	644	1.90	2.07	3.52
Standard Deviation	0.21	1,334	3.63	3.46	3.42
Coefficient of Variation	0.23	2.07	1.91	1.67	0.97
	Footwall (Desprendido) Vein
N of Cases	35	35	35	35	35
Minimum	0.60	11	0.01	0.01	0.01
Maximum	2.20	4,810	13.75	5.09	8.43
Median	1.00	130	0.17	0.13	0.20
Arithmetic Mean	0.98	603	0.76	0.56	0.96
Standard Deviation	0.33	1,229	2.31	1.12	1.90
Coefficient of Variation	0.33	2.04	3.03	2.00	1.99
	Hanging Wall Vein 1
N of Cases	36	36	36	36	36
Minimum	0.60	1	0.01	0.00	0.01
Maximum	1.40	10,000	29.30	12.05	12.45
Median	1.00	320	0.28	0.30	0.84
Arithmetic Mean	0.90	991	2.41	1.29	2.05
Standard Deviation	0.21	1,889	5.57	2.41	2.95
Coefficient of Variation	0.24	1.91	2.31	1.87	1.44
	Hanging Wall Vein 2
N of Cases	13	13	13	13	13
Minimum	0.60	7	0.01	0.01	0.02
Maximum	2.15	5,390	19.85	9.04	14.85
Median	1.00	225	0.26	0.24	0.53
Arithmetic Mean	1.05	889	1.88	2.04	4.12
Standard Deviation	0.36	1,577	5.42	2.93	5.47
Coefficient of Variation	0.35	1.77	2.89	1.43	1.33

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-6

SCOTT WILSON RPA	www.scottwilson.com

	Length (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
	Footwall Vein 2
N of Cases	17	17	17	17	17
Minimum	0.60	3	0.01	0.04	0.07
Maximum	1.35	552	3.46	13.90	15.00
Median	1.00	66	0.53	1.12	3.02
Arithmetic Mean	0.96	112	1.08	2.44	3.86
Standard Deviation	0.17	140	1.26	3.88	3.98
Coefficient of Variation	0.18	1.25	1.17	1.59	1.03
	Stockwork Zone
N of Cases	50	50	50	50	50
Minimum	0.65	4	0.01	0.01	0.01
Maximum	1.30	193	4.22	3.77	13.75
Median	1.00	32	1.00	0.29	0.58
Arithmetic Mean	0.98	42	1.16	0.58	1.21
Standard Deviation	0.10	39	1.06	0.84	2.06
Coefficient of Variation	0.10	0.92	0.92	1.47	1.71
	Juanicipio Vein
N of Cases	8	8	8	8	8
Minimum	0.20	10	0.04	0.00	0.00
Maximum	2.70	4,100	11.44	2.02	4.07
Median	1.28	93	2.05	0.03	0.09
Arithmetic Mean	1.41	643	2.94	0.42	0.92
Standard Deviation	0.85	1,411	3.83	0.77	1.61
Coefficient of Variation	0.60	2.19	1.30	1.83	1.74

CUTTING HIGH-GRADE VALUES

Where the assay distribution is skewed positively or approaches log-normal, erratic high-grade assay values can have a disproportionate effect on the average grade of a deposit. One method of treating these outliers in order to reduce their influence on the average grade is to cut or cap them at a specific grade level. In the absence of production data to calibrate the cutting level, inspection of the assay distribution can be used to estimate a “first pass” cutting level.

Review of the resource assay histograms within the wireframe domains (Figures 17-3 to 17-6) and a visual inspection of high-grade values on vertical sections suggest cutting erratic values to 6,000 g/t Ag, 16 g/t Au, and 15% for both lead and zinc. Only assays within the Valdecañas and two Hanging Wall veins are affected (Table 17-2). By cutting high values to 6,000 g/t Ag, the coefficient of variation (CV) values are mostly less than two and the average silver grade in the Valdecañas Vein has been reduced from 755 g/t to 705 g/t.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-7

SCOTT WILSON RPA	www.scottwilson.com

SCOTT WILSON RPA www.scottwilson.com

FIGURE 17-3 HISTOGRAM OF SILVER RESOURCE ASSAYS

Count
Ag (g/t)
100
80
60
40
20
0
0
5,000
10,000
15,000
20,000

FIGURE 17-4 HISTOGRAM OF GOLD RESOURCE ASSAYS

Count
Au (g/t)
100
80
60
40
20
0
0
10
20
30
40

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-8

SCOTT WILSON RPA	www.scottwilson.com

SCOTT WILSON RPA www.scottwilson.com

FIGURE 17-5 HISTOGRAM OF LEAD RESOURCE ASSAYS

100
80
60
40
20
0
Count
0.16
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0.00
0
5
10
15
20
25
30
35
Pb (%)

FIGURE 17-6 HISTOGRAM OF ZINC RESOURCE ASSAYS

100
80
60
40
20
0
Count
0.16
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0.00
0
5
10
15
20
Zn (%)

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-9

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-2	DESCRIPTIVE STATISTICS OF CUT RESOURCE ASSAY VALUES
MAG Silver Corp. - Juanicipio Joint Venture

	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
	Valdecañas Main Vein
Cutting Level	6,000	16.00	15.00	15.00
Number of Values Cut	4	3	3	2
Percent of Values Cut	1.1%	0.8%	0.8%	0.6%
N of Cases	362	362	362	362
Minimum	4	0.01	0.00	0.00
Maximum	6,000	16.00	15.00	15.00
Median	182	0.70	0.88	2.67
Arithmetic Mean	607	1.78	1.98	3.52
Standard Deviation	1,064	2.72	2.87	3.42
Coefficient of Variation	1.75	1.53	1.45	0.97
	Footwall (Desprendido) Vein
Cutting Level	6,000	16.00	15.00	15.00
Number of Values Cut	0	0	0	0
Percent of Values Cut	0%	0%	0%	0%
N of Cases	35	35	35	35
Minimum	11	0.01	0.01	0.01
Maximum	4,810	13.75	5.09	8.43
Median	130	0.17	0.13	0.20
Arithmetic Mean	603	0.76	0.56	0.96
Standard Deviation	1,229	2.31	1.12	1.90
Coefficient of Variation	2.04	3.03	2.00	1.99
	Hanging Wall Vein 1
Cutting Level	6,000	16.00	15.00	15.00
Number of Values Cut	1	1	0	0
Percent of Values Cut	2.8%	2.8%	0%	0%
N of Cases	36	36	36	36
Minimum	1	0.01	-	0.01
Maximum	6,000	16.00	12.05	12.45
Median	320	0.28	0.30	0.84
Arithmetic Mean	879	2.04	1.29	2.05
Standard Deviation	1,398	3.93	2.41	2.95
Coefficient of Variation	1.59	1.93	1.87	1.44
	Hanging Wall Vein 2
Cutting Level	6,000	16.00	15.00	15.00
Number of Values Cut	0	1	0	0
Percent of Values Cut	0%	7.7%	0%	0%
N of Cases	13	13	13	13
Minimum	7	0.01	0.01	0.02
Maximum	5,390	16.00	9.04	14.85
Median	225	0.26	0.24	0.53
Arithmetic Mean	889	1.58	2.04	4.12
Standard Deviation	1,577	4.36	2.93	5.47
Coefficient of Variation	1.77	2.76	1.43	1.33

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-10

SCOTT WILSON RPA	www.scottwilson.com

	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
	Footwall Vein 2
Cutting Level	6,000	16.00	15.00	15.00
Number of Values Cut	0	0	0	0
Percent of Values Cut	0%	0%	0%	0%
N of Cases	17	17	17	17
Minimum	3	0.01	0.04	0.07
Maximum	552	3.46	13.90	15.00
Median	66	0.53	1.12	3.02
Arithmetic Mean	112	1.08	2.44	3.86
Standard Deviation	140	1.26	3.88	3.98
Coefficient of Variation	1.25	1.17	1.59	1.03
	Stockwork Zone
Cutting Level	6,000	16.00	15.00	15.00
Number of Values Cut	0	0	0	0
Percent of Values Cut	0%	0%	0%	0%
N of Cases	50	50	50	50
Minimum	4	0.01	0.01	0.01
Maximum	193	4.22	3.77	13.75
Median	32	1.00	0.29	0.58
Arithmetic Mean	42	1.16	0.58	1.21
Standard Deviation	39	1.06	0.84	2.06
Coefficient of Variation	0.92	0.92	1.47	1.71
	Juanicipio Vein
Cutting Level	6,000	16.00	15.00	15.00
Number of Values Cut	0	0	0	0
Percent of Values Cut	0%	0%	0%	0%
N of Cases	8	8	8	8
Minimum	10	0.04	0.00	0.00
Maximum	4,100	11.44	2.02	4.07
Median	93	2.05	0.03	0.09
Arithmetic Mean	643	2.94	0.42	0.92
Standard Deviation	1,411	3.83	0.77	1.61
Coefficient of Variation	2.19	1.30	1.83	1.74

COMPOSITING

Sample lengths range from 13 cm to 2.7 m within the wireframe models. Slightly more than half (55%) of samples were taken at one metre intervals (Figure 17-7). Approximately 15% have lengths greater than one metre. Given these distributions, and considering the width of the mineralization, Scott Wilson RPA chose to composite to two metre lengths. Assays within the wireframe domains were composited starting at the first mineralized wireframe boundary from the collar and resetting at each new wireframe boundary. Orphan composites less than 0.5 m were removed from the database.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-11

SCOTT WILSON RPA	www.scottwilson.com

Table 17-3 summarizes statistics of the cut composite values. When compared to Table 17-2, the average grades are roughly the same and the CV values have been reduced.

MAG Silver Corp. - Juanicipio Joint Venture

	Length	Ag	Cut Ag	Au	Cut Au	Pb	Cut	Zn	Cut Zn
	(m)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	Pb (%)	(%)	(%)
	Valdecañas Main Vein
N of Cases	178	178	178	178	178	178	178	178	178
Minimum	0.56	8	8	0.02	0.02	0.00	0.00	0.01	0.01
Maximum	2.00	5,875	4,610	22.33	13.02	19.68	11.43	11.30	11.30
Median	2.00	254	254	0.88	0.88	1.27	1.27	3.39	3.39
Arithmetic Mean	1.90	619	588	1.86	1.75	2.12	2.03	3.61	3.61
Standard Deviation	0.27	944	829	2.82	2.24	2.80	2.39	2.80	2.80
Coefficient of	0.14	1.52	1.41	1.52	1.28	1.32	1.18	0.78	0.78
Variation
	Footwall (Desprendido) Vein
N of Cases	19	19	19	19	19	19	19	19	19
Minimum	0.70	13	13	0.05	0.05	0.03	0.03	0.03	0.03
Maximum	2.00	1,856	1,856	7.58	7.58	3.90	3.90	3.89	3.89
Median	2.00	224	224	0.23	0.23	0.34	0.34	0.25	0.25
Arithmetic Mean	1.84	571	571	0.71	0.71	0.59	0.59	0.94	0.94

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-12

SCOTT WILSON RPA	www.scottwilson.com

	Length	Ag	Cut Ag	Au	Cut Au	Pb	Cut	Zn	Cut Zn
	(m)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	Pb (%)	(%)	(%)
Standard Deviation	0.34	603	603	1.69	1.69	0.93	0.93	1.27	1.27
Coefficient of	0.18	1.06	1.06	2.37	2.37	1.56	1.56	1.35	1.35
Variation
	Hanging Wall Vein 1
N of Cases	18	18	18	18	18	18	18	18	18
Minimum	0.60	2	2	0.01	0.01	0.00	0.00	0.01	0.01
Maximum	2.00	5,041	3,039	21.49	14.84	6.08	6.08	6.89	6.89
Median	2.00	596	596	0.42	0.42	0.65	0.65	1.35	1.35
Arithmetic Mean	1.75	1,023	912	2.54	2.17	1.30	1.30	2.11	2.11
Standard Deviation	0.48	1,194	838	5.02	3.58	1.57	1.57	2.12	2.12
Coefficient of	0.27	1.17	0.92	1.98	1.65	1.21	1.21	1.00	1.00
Variation
	Hanging Wall Vein 2
N of Cases	7	7	7	7	7	7	7	7	7
Minimum	1.30	24	24	0.03	0.03	0.09	0.09	0.23	0.23
Maximum	2.00	3,011	3,011	10.68	8.75	6.85	6.85	9.93	9.93
Median	2.00	350	350	0.20	0.20	1.34	1.34	3.14	3.14
Arithmetic Mean	1.90	970	970	1.80	1.52	2.00	2.00	3.97	3.97
Standard Deviation	0.27	1,273	1,273	3.93	3.20	2.41	2.41	3.89	3.89
Coefficient of	0.14	1.31	1.31	2.19	2.10	1.20	1.20	0.98	0.98
Variation
	Footwall Vein2
N of Cases	9	9	9	9	9	9	9	9	9
Minimum	0.85	5	5	0.02	0.02	0.05	0.05	0.09	0.09
Maximum	2.00	552	552	3.19	3.19	9.99	9.99	14.98	14.98
Median	2.00	80	80	0.60	0.60	1.44	1.44	3.78	3.78
Arithmetic Mean	1.78	152	152	1.24	1.24	3.27	3.27	5.02	5.02
Standard Deviation	0.45	170	170	1.28	1.28	3.76	3.76	4.63	4.63
Coefficient of	0.25	1.12	1.12	1.03	1.03	1.15	1.15	0.92	0.92
Variation
	Stockwork Zone
N of Cases	29	29	29	29	29	29	29	29	29
Minimum	0.58	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Maximum	2.00	120	120	3.79	3.79	2.75	2.75	8.38	8.38
Median	2.00	28	28	0.98	0.98	0.27	0.27	0.63	0.63
Arithmetic Mean	1.88	36	36	1.10	1.10	0.49	0.49	1.06	1.06
Standard Deviation	0.37	29	29	1.01	1.01	0.63	0.63	1.61	1.61
Coefficient of	0.19	0.81	0.81	0.92	0.92	1.30	1.30	1.53	1.53
Variation
	Juanicipio Vein
N of Cases	6	6	6	6	6	6	6	6	6
Minimum	1.45	10	10	0.06	0.06	0.01	0.01	0.04	0.04
Maximum	2.00	1,549	1,549	10.32	10.32	0.76	0.76	1.75	1.75
Median	2.00	133	133	2.66	2.66	0.05	0.05	0.16	0.16
Arithmetic Mean	1.84	411	411	3.21	3.21	0.27	0.27	0.62	0.62
Standard Deviation	0.25	592	592	3.69	3.69	0.36	0.36	0.80	0.80
Coefficient of	0.14	1.44	1.44	1.15	1.15	1.35	1.35	1.29	1.29
Variation

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-13

SCOTT WILSON RPA	www.scottwilson.com

INTERPOLATION PARAMETERS

Variography did not produce results suitable for kriging. Grade interpolations for silver, gold, lead, zinc, and density were made using inverse distance cubed (ID3) with a minimum of one to a maximum of five composites per block estimate. The search ellipse varied slightly by vein (Table 17-4). Hard boundaries were used to limit the use of composites between veins. The search ellipse used for the Main Valdecañas Vein has a weak anisotropy plunging in the southeast directions as suggested by the trend analysis on longitudinal sections. Figures 17-8 to 17-12 illustrate the results. As noted above, several holes located outside the vein wireframes were used to interpolate block grades.

TABLE 17-4 BLOCK ESTIMATE SEARCH STRATEGY

MAG Silver Corp. - Juanicipio Joint Venture

Domain within each Rock Type	Z	Y	Z	Long (m)	Inter. (m)	Short (m)

Valdecañas Vein	00°	-55°	-45°	200	150	50
Hanging Wall Vein	00°	-65°	00°	150	150	50
Hanging Wall Vein 2	20°	-55°	00°	150	150	50
Footwall Vein	00°	-55°	00°	150	150	50
Footwall Vein 2	00°	-55°	00°	150	150	50
Stockwork Zone	00°	-55°	00°	150	150	50
Juanicipio Vein	15°	-55°	00°	150	150	50

* Note: Gemcom ZYZ rotation nomenclature is used above. Positive rotation around the X axis is from Y towards Z, around the Y axis is from Z toward X, and around the Z axis is from X toward Y.

DENSITY

Fresnillo performed 2,508 density measurements, including 455 located within the resource wireframe models. The spacing and distribution of the measurements allows for density to be estimated throughout the block model. Scott Wilson RPA used ID3, with a minimum of one and a maximum of five composites to estimate block density. Table 17-5 compares the original density measurements against the results from the block model estimate. Blocks are in general slightly lower than the original measurements due to the spatially closer drill hole spacing in areas of higher grades, and higher density values.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-14

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-5	COMPARISON STATISTICS OF DENSITY MEASUREMENTS AND BLOCK ESTIMATES
MAG Silver Corp. - Juanicipio Joint Venture

	Density Measurements			Block
	Minimum Maximum		Average	Estimate
Valdecañas Main Vein	2.38	4.00	2.97	2.93
Footwall (Desprendido) Vein	2.51	3.30	2.82	2.69
Hanging Wall Vein 1	2.57	3.62	2.86	2.76
Hanging Wall Vein 2	2.30	3.44	2.85	2.74
Footwall Vein 2	2.74	3.62	3.03	2.94
Juanicipio Vein	2.30	3.51	2.74	2.59
Stockwork Zone	2.29	3.05	2.66	2.62

BLOCK MODEL

The Gemcom block model is rotated 62.7o and is made up of 185 columns, 110 rows, and 115 levels for a total of 2,340,250 blocks. The model origin (lower-left corner at highest elevation) is at UTM coordinates 711,015 mE, 558,213 mN and 2,130 m elevation. Each block is 10 m wide, 10 m high, and 25 m along strike. A partial block model is used to manage blocks partially filled by mineralized rock types, including blocks along the edges of the deposit. A partial model has a parallel block model containing the percentage of mineralized rock types contained within each block. The block model contains the following information:

  domain identifiers with rock type;
  estimated grades of silver, gold, lead, and zinc inside the wireframe models;
  NSR estimates calculated from block grades and related economic and metallurgical assumptions;
  the percentage volume of each block within the mineralization wireframes;
  tonnage factors, in tonnes per cubic metre, specific to each rock type;
  the distance to the closest composite used to interpolate the block grade; and
  the resource classification of each block.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-15

SCOTT WILSON RPA	www.scottwilson.com

NSR CUT-OFF VALUE

NSR factors were developed by Scott Wilson RPA for the purposes of geological interpretation and resource reporting. NSR is the estimated value per tonne of mineralized material after allowance for metallurgical recovery and consideration of smelter terms, including payables, treatment charges, refining charges, price participation, penalties, smelter losses, transportation, and sales charges.

Input parameters used to develop the NSR factors have been derived from recent metallurgical testwork on the Valdecañas Vein and smelter terms from comparable projects. These assumptions are dependent on the processing scenario, and will be sensitive to changes in inputs from further metallurgical testwork. Key assumptions are listed below:

·	Metal prices:	US$16.00 per ounce of silver
US$1,000 per ounce of gold
US$0.80 per pound of lead
US$1.00 per pound of zinc

·	Recoveries based on preliminary metallurgical testing:
86% Ag recovery to Pb concentrate
67% Au recovery to Pb concentrate
93% Pb recovery to Pb concentrate
80% Zn recovery to Zn concentrate

The net revenue from each metal was calculated and then divided by grade to generate an NSR factor. These NSR factors represent revenue ($) per metal unit (per g/t Ag, for example), and are independent of grade. Scott Wilson RPA used the following factors to calculate NSR:

Ag:	$0.42 per g/t
Au:	$22.25 per g/t
Zn:	$8.14 per %
Pb:	$9.73 per %

These NSR factors were used to calculate an NSR value ($ per tonne) for each block in the block model, which was compared directly to unit operating costs required to mine that block. For the purposes of developing an NSR cut-off value, a total unit operating cost of US$50 per tonne milled was assumed, which includes mining, processing, and general and administrative expenses.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-16

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-8 VERTICAL SECTION 2200SE

400
600
800
1800 Elev.
1600 Elev.
1400 Elev.
JB
JC
JD
JE
IE
C17-2
FOOTWALL 1 VEIN
MAIN VEIN
HANGING WALL 1 VEIN
HANGING WALL 2 VEIN
Silver Grade (g/t)
< 100
100 200
200 300
300 400
400 500
500 600
> 600
0 20 40 60 80 100
Metres
January 2011
Figure 17-8
Mag Silver Corp.
Juanicipio Joint Venture
Zacatecas State, Mexico
Valdecañas Deposit
Vertical Section 2200SE

17-17

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-17

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-9 VERTICAL SECTION 2400SE

Figure 17-9
Mag Silver Corp.
Juanicipio Joint Venture
Zacatecas State, Mexico
Valdecañas Deposit
Vertical Section 2400SE
2000 Elev.
1800 Elev.
1600 Elev.
1400 Elev.
400
600
800
MAIN VEIN
FOOTWALL 1 VEIN
STOCKWORK ZONE
MB
MC
MH
MF
Silver Grade (g/t)
< 100
100 200
200 300
300 400
400 500
500 600
> 600
0 20 40 60 80 100
Metres
January 2011

17-18

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-18

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-10 LEVEL PLAN 1740Z

560400 N
560200 N
560000 N
559800 N
559600 N
559400 N
559200 N
710,000 E
710,200 E
710,400 E
710,600 E
710,800 E
711,000 E
711,200 E
711,400 E
711,600 E
Vertical Section 2200SE
Vertical Section 2400SE
FOOTWALL 1
FOOTWALL 1
HANGING WALL 1
HANGING WALL 2
MAIN VEIN
MAIN VEIN
N
Silver Grade (g/t)
< 100
100 200
200 300
300 400
400 500
500 600
> 600
0 100 200 300 400
Metres
January 2011

Figure 17-10

Mag Silver Corp.

Juanicipio Joint Venture
Zacatecas State, Mexico

Valdecañas Deposit
Level Plan 1740Z

17-19

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-19

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-11 LEVEL PLAN 1590Z

560400 N
560200 N
560000 N
559800 N
559600 N
559400 N
559200 N
710,000 E
710,200 E
710,400 E
710,600 E
710,800 E
711,000 E
711,200 E
711,400 E
Vertical Section 2200SE
Vertical Section 2400SE
MAIN VEIN
HANGING WALL 1
STOCKWORK ZONE
HANGING WALL 2
FOOTWALL 1
MAIN VEIN
N
Silver Grade (g/t)
< 100
100 200
200 300
300 400
400 500
500 600
> 600
0 100 200 300 400
Metres
January 2011

Figure 17-11

Mag Silver Corp.

Juanicipio Joint Venture
Zacatecas State, Mexico

Valdecañas Deposit
Level Plan 1590Z

17-20

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-20

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-12 INCLINED LONGITUDINAL SECTION

1000 Elev
800 Elev
600 Elev
400 Elev
200 Elev
0 Elev
-200 Elev
-400 Elev
-1400
-1200
-1000
-800
-600
-400
-200
0
200
400
INFERRED RESOURCES
Drill Hole Trace
INDICATED RESOURCES
INFERRED RESOURCES
Silver Grade (g/t)
< 100
100 200
200 300
300 400
400 500
500 600
> 600
0 100 200 300 400
Metres
January 2011

Figure 17-12

Mag Silver Corp.

Juanicipio Joint Venture
Zacatecas State, Mexico

Valdecañas Deposit - Main Zone
Inclined Longitudinal Section

17-21

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-21

SCOTT WILSON RPA	www.scottwilson.com

CLASSIFICATION

Definitions for resource categories used in this report are consistent with those defined by CIM (2005) and adopted by NI 43-101. In the CIM classification, a Mineral Resource is defined as “a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction”. Mineral Resources are classified into Measured, Indicated, and Inferred categories. A Mineral Reserve is defined as the “economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study”. Mineral Reserves are classified into Proven and Probable categories. No Mineral Reserves have been estimated for the Juanicipio property.

Resources were classified as Indicated or Inferred based on drill hole spacing and the apparent continuity of mineralization. The Indicated Resource in the Valdecañas Vein (Figure 17-12) is in the central part where good continuity of higher grade mineralization is reasonably well established with drill holes spaced at about 100 m. Most of the Hanging Wall Vein is classified as Indicated because of the good continuity apparent at approximately 100 m drill hole spacing. The lower grades seen in the Inferred Resource stem largely from lower grade material in the up-dip and down-dip projections of the Valdecañas Vein. All other zones/lenses were classified as Inferred.

MINERAL RESOURCE REPORTING

Scott Wilson RPA estimated Mineral Resources for the Valdecañas and Juanicipio vein systems using drill hole data available as of September 8, 2010 (Table 17-6). At an NSR cut-off of US$50/t, Indicated Mineral Resources are estimated to total 5.20 million tonnes of 662 g/t Ag, 1.92 g/t Au, 1.78% Pb, and 3.66% Zn. Inferred Mineral Resources are estimated to total 7.72 million tonnes of 376 g/t Ag, 1.56 g/t Au, 1.53% Pb, and 2.74% Zn. The Mineral Resources are contained within the Valdecañas, Footwall, and Hanging Wall veins and the Stockwork Zone. There are no Mineral Reserves estimated on the property.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-22

SCOTT WILSON RPA	www.scottwilson.com

The total contained metals in the Indicated Resource are 110.8 million ounces of silver, 321,300 ounces of gold, 204.4 million pounds of lead, and 419.7 million pounds of zinc. The Inferred Resource contains an additional 93.3 million ounces of silver, 387,200 ounces of gold, 260.7 million pounds of lead, and 466.1 million pounds of zinc.

TABLE 17-6	JUANICIPIO JOINT VENTURE MINERAL RESOURCES (100% BASIS) - SEPTEMBER 2010
	MAG Silver Corp. - Juanicipio Joint Venture

	Tonnage	Ag	Au	Pb	Zn	NSR	Ag	Au	Pb	Zn
	Mt	g/t	g/t	%	%	US$/t M oz K oz			M lbs	M lbs
INDICATED
Valdecañas Main Vein	4.81	645	1.87	1.82	3.77	346	99.7	288.4	193.2	400.0
Hanging Wall Vein 1	0.40	868	2.57	1.28	2.25	430	11.1	32.9	11.2	19.7
Total	5.20	662	1.92	1.78	3.66	352	110.8	321.3	204.4	419.7
INFERRED
Valdecañas Main Vein	5.04	386	1.72	1.90	3.37	243	62.6	278.0	211.1	374.1
Footwall (Desprendido) Vein	0.79	510	0.69	0.51	0.82	231	12.9	17.5	8.8	14.1
Hanging Wall Vein 1	0.12	554	0.53	0.75	1.54	232	2.2	2.1	2.0	4.2
Hanging Wall Vein 2	0.35	802	1.17	1.79	3.68	368	9.0	13.1	13.8	28.3
Footwall Vein 2	0.19	136	1.21	2.97	4.55	139	0.8	7.3	12.3	18.9
Stockwork Zone	0.97	37	1.03	0.52	1.07	51	1.2	32.3	11.0	22.9
Juanicipio Vein	0.26	553	4.37	0.28	0.63	337	4.7	36.8	1.6	3.6
Total	7.72	376	1.56	1.53	2.74	224	93.3	387.2	260.7	466.1

Notes:
1.	CIM Definition Standards have been followed for classification of Mineral Resources.
2.	NSR values are calculated in US$ using factors of $0.42 per g/t Ag, $21.25 per g/t Au, $9.73 per % Pb and $8.14 per % Zn. These factors are based on metal prices of US$16.00/oz Ag, US$1,000/oz Au, $0.80/lb Pb, and $1.00/lb Zn and estimated recoveries and smelter terms.
3.	The Mineral Resource estimate uses drill hole data available as of September 8, 2010.
4.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
5.	Totals may not add correctly due to rounding.

MINERAL RESOURCE VALIDATION

Scott Wilson RPA validated the block model by visual inspection, volumetric comparison, swath plots, and a comparison with results using inverse distance to the power of five grade interpolation. Visual comparison on vertical sections and plan views, and a series of swath plots found good overall correlation between the block grade estimates and supporting composite grades.

The estimated total volume of the wireframe models is 4,493,000 m3, while the volume of the block model at a zero grade cut-off is 4,501,000 m3. The small difference in volume may be due to Gemcom’s needling method that estimates the percentage of mineralization within each block. Results are listed by vein in Table 17-7.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-23

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-7	VOLUME COMPARISON
MAG Silver Corp. - Juanicipio Joint Venture

	Volume	Volume
Wireframes		Blocks	Difference
(m3 x 1,000)		(m3 x 1,000)	(%)
Valdecañas Main	3,349	3,358	0
Footwall 1	293	293	0
Hanging Wall 1	190	188	-1
Hanging Wall 2	124	127	2
Footwall 2	64	64	1
Stockwork Zone	372	370	0
Juanicipio	102	101	-1
Total	4,493	4,501	0

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 17-24

SCOTT WILSON RPA	www.scottwilson.com

18 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 18-1

SCOTT WILSON RPA	www.scottwilson.com

19 ADDITIONAL REQUIREMENTS

This section is not applicable.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 19-1

SCOTT WILSON RPA	www.scottwilson.com

20 INTERPRETATION AND CONCLUSIONS

MAG Silver and joint venture partner Fresnillo have made a discovery of low-sulphidation epithermal vein mineralization, located in the southwest corner of the world-class Fresnillo silver mining district. The discovery is located in the northeast corner of the property and consists of two Ag-Au-Pb-Zn epithermal structures known as Valdecañas and Juanicipio vein systems. Most exploration on the property has focused on these two vein systems. There is good exploration potential remaining at the Juanicipio Vein and elsewhere on the property, which remains largely underexplored. A significant exploration budget is warranted.

Scott Wilson RPA estimated Mineral Resources for the Valdecañas and Juanicipio vein systems using drill hole data available as of September 8, 2010. At an NSR cut-off of US$50/t, Indicated Mineral Resources are estimated to total 5.20 million tonnes of 662 g/t Ag, 1.92 g/t Au, 1.78% Pb, and 3.66% Zn. Inferred Mineral Resources are estimated to total 7.72 million tonnes of 376 g/t Ag, 1.56 g/t Au, 1.53% Pb, and 2.74% Zn. The Mineral Resources are contained within the Valdecañas, Footwall, and Hanging Wall veins and the Stockwork Zone. The Valdecañas Vein extends to the property boundary in both the northwest and southeast directions. There is potential to extend the Mineral Resource in the up-dip and down-dip directions.

The total contained metals in the Indicated Resource are 110.8 million ounces of silver, 321,300 ounces of gold, 204.4 million pounds of lead, and 419.7 million pounds of zinc. The Inferred Resource contains an additional 93.3 million ounces of silver, 387,200 ounces of gold, 260.7 million pounds of lead, and 466.1 million pounds of zinc.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 20-1

SCOTT WILSON RPA	www.scottwilson.com

21 RECOMMENDATIONS

The Juanicipio property hosts a significant Ag-Au-Pb-Zn deposit and merits additional work. Scott Wilson RPA recommends a budget of US$4.2 million (Table 21-1) for 2011 to advance the Valdecañas vein system and explore elsewhere on the property. Work should include:

  Prepare a schedule and budget for the next phase of project advancement.
  15,000 m of drilling at the Valdecañas vein system to obtain a drill hole spacing no greater than 100 m in both the along strike and up- and down-dip directions.
  10,000 m of drilling at the Juanicipio Vein to explore for extensions of the known mineralization.
  A property-wide exploration program including airborne geophysics, mapping, and drilling of new targets. Key criteria should be known mineralization, lineaments, and alteration.

TABLE 21-1 PROPOSED BUDGET (100% BASIS)
MAG Silver Corp. - Juanicipio Joint Venture

Item	US$
Head office and management fees	250,000
Drilling (~25,000 m)	3,000,000
Prepare plan, schedule and budget to advance project	50,000
Interpretation, resource update etc.	65,000
Other supplies (transport, drilling related consumables etc.)	375,000
Road maintenance	40,000
Sub-total	3,780,000
Contingency (10%)	378,000
Total	4,158,000

In addition to the work program outlined above, Scott Wilson RPA recommends the following:

  Drill hole data from outside the JV property boundary should be requested from Fresnillo to help estimate the grade of the Valdecañas Vein.
  The use of an electronic scale with a lower hook be tested and density measurements be made using the weight in air and weight in water method.
  MAG Silver be copied on all assay results provided by the laboratory.
  The QA/QC program should include crushed reject duplicates and field duplicates.
  Domains should be developed representing the different metal zones.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 21-1

SCOTT WILSON RPA	www.scottwilson.com

22 REFERENCES

Albinson, 1988: Geologic Reconstruction of Paleosurfaces in the Sombrerete, Colorada and Fresnillo Districts, Zacatecas State Mexico. Economic Geology, v. 83, no. 8., pp.

1647-1667.

Aeroquest International Inc, 2007: Report on a Helicopter-Borne AeroTEM System Electromagnetic & Magnetic Survey, Juanicipio Test Survey, Zacatecas State, Mexico. 32 pp.

Chartier, D., Cole., G., and Couture, J-F., 2008: Mineral Resource Estimation, Valdecañas Silver-Gold Project, Zacatecas State, Mexico. Technical report prepared for MAG Silver Corp. by SRK Consulting.

Creel, García-Cuéllar, Aiza y Enríquez, 2010: Juanicipio Mining Concession, Title Opinion, December 24, 2010.

Fresnillo plc, 2009: Operations review for the fourth quarter 2008.

Fresnillo plc, 2010a - Consolidated Mineral Resource Statement, December 2009.

Fresnillo plc, 2010b - Fresnillo plc presentation by Jaime Lomelin, CEO, Fresnillo, presented at the Denver Gold Forum, September 21, 2010.

Ghaffari, H., Stewart, S.B.V., Couture, J-F, 2009: Valdecañas Project - Scoping Study NI 43-101 Technical Report, dated August 19, 2009 and filed on SEDAR on November 6, 2009.

Megaw, P.K.M., and Ramirez, R.L., 2001: Report on Phase 1 data compilation and geological, geochemical and geophysical study of the Juanicipio Claim, Fresnillo District, Zacatecas, Mexico. Report prepared for Minera Sunshine de Mexico S.A. de C.V.

Ross, D.A., 2007: Comments on the Juanicipio Joint Venture Program, Zacatecas, Mexico. Report prepared for MAG Silver by Scott Wilson Roscoe Postle Associates Inc.

Ross D.A., and Roscoe, W.E., 2009: Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico. Technical report prepared for MAG Silver Corp. by Scott Wilson RPA and filed on SEDAR.

Ruvalcaba-Ruiz, D.C., and Thompson, T.B., 1988: Ore deposits at the Fresnillo Mine, Zacatecas, Mexico. Economic Geology, v. 83, no.8, pp. 1583-1596.

Simmons, S.F., 1991: Hydrologic implications of alteration and fluid inclusion studies in the Fresnillo District, Mexico; evidence for a brine reservoir and a descending water table during the formation of hydrothermal Ag-Pb-Zn ore bodies. Economic Geology, v. 86, no. 8, pp. 1579-1601.

Valenzuela, C.L., 2008: Proyecto Juanicipio 002-102606 Recuperacion de oro, plata, plomo y zinc. Reporte de avance No. 1. Report prepared for Fresnillo plc by Servicios Industriales Peñoles, S.A. de C.V., Centro de Investigacion y Desarrollo Tecnologico, Procesamiento de Minerales.

Wendt, C.J., 2002: The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico. Technical report prepared for Mega Capital Investments.

Wetherup, S., 2006: Independent Technical Report, Juanicipio Silver Project, Zacatecas State, Mexico. Report prepared for MAG Silver Corp. by Caracle Creek International Consulting Inc.

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 22-1

SCOTT WILSON RPA	www.scottwilson.com

23 SIGNATURE PAGE

This report titled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” and dated January 14, 2011, was prepared and signed by the following author:

(Signed & Sealed)

Dated at Toronto, Ontario January 14, 2011	David A. Ross, M.Sc., P.Geo. Senior Consulting Geologist

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 23-1

SCOTT WILSON RPA	www.scottwilson.com

24 CERTIFICATE OF QUALIFIED PERSON

DAVID ROSS

I, David A. Ross, P.Geo., as an author of this report entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” prepared for MAG Silver Corp. and dated January 14, 2011, do hereby certify that:

1.	I am a Senior Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.
2.	I am a graduate of Carleton University, Ottawa, Ontario, Canada, in 1993 with a Bachelor of Science degree in Geology and Queen’s University, Kingston, Ontario, Canada, in 1999 with a Master of Science degree in Mineral Exploration.
3.	I am registered as a Professional Geoscientist in the Province of Ontario (Reg.#1192). I have worked as a geologist for a total of 15 years since my graduation. My relevant experience for the purpose of the Technical Report is:
a. Mineral Resource estimation work and reporting on numerous mining and exploration projects around the world.
b. Exploration geologist on a variety of gold and base metal projects in Canada, Indonesia, Chile, and Mongolia.
4.	I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
5.	I visited the Juanicipio property most recently on December 16, 2010.
6.	I am responsible for the preparation of all items of the Technical Report.
7.	I am independent of the Issuer applying the test set out in Section 1.4 of NI 43-101.
8.	In 2007, I made an internal review of the Juanicipio Joint Venture exploration program; and in 2009 updated the Mineral Resource estimated and filed a NI 43-101 report.
9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10.	I have To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 14th day of January, 2011

(Signed & Sealed)

David A. Ross, M.Sc., P.Geo

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 24-1

SCOTT WILSON RPA	www.scottwilson.com

25 APPENDIX 1 LIST OF DRILL HOLES

TABLE 25-1 SUMMARY OF DRILLING

MAG Silver Corp. - Juanicipio Joint Venture

Hole	Easting	Northing	Elevation	Orientation		Length
	(m)	(m)	(m)	Azimuth	Dip	(m)
10P	711,090.2	558,654.0	2,428.9	22	-60	822
11P	711,142.7	558,419.8	2,414.1	22	-55	961
12P	710,782.0	558,629.9	2,318.1	20	-55	823
14P	710,556.8	557,672.5	2,342.5	195	-55	861
15P	710,351.3	558,218.8	2,386.5	20	-55	843
16P	710,713.0	559,522.2	2,265.9	340	-52	738
16Q	710,910.9	558,434.2	2,338.3	42	-52	895
17P	710,909.9	558,434.8	2,338.7	20	-63	841
17R	710,784.0	558,133.9	2,329.1	29	-63	1,119
18P	710,876.9	558,483.2	2,345.6	5	-63	841
18Q2	710,909.0	558,434.0	2,338.4	344	-66	845
19P	710,781.9	558,629.9	2,318.1	316	-66	715
19Q	710,781.2	558,629.8	2,318.3	304	-64	441
19Q2	710,801.6	558,566.2	2,316.5	304	-64	124
19Q3	710,891.0	558,587.9	2,361.9	304	-64	818
19R	710,580.5	558,484.9	2,423.4	9	-78	1,074
20P	710,248.2	558,323.2	2,376.1	17	-55	938
21P	710,211.0	558,392.4	2,365.2	0	-51	858
21Q	710,211.1	558,393.0	2,365.3	5	-62	855
21R	710,210.9	558,393.7	2,365.3	0	-68	918
22P	710,210.9	558,392.2	2,365.2	334	-53	966
22R	710,237.7	558,592.1	2,347.7	314	-69	976
24P	710,234.5	558,053.0	2,396.4	30	-70	895
25P	708,659.4	559,788.3	2,373.8	15	-66	897
27P	708,536.4	559,311.6	2,401.9	21	-52	919
28P	709,940.7	559,071.9	2,366.8	39	-51	854
31P	709,783.1	558,815.9	2,399.7	22	-52	911
33P	709,644.6	557,123.7	2,377.8	20	-55	841
35P	709,899.5	557,220.6	2,362.4	59	-51	936
36P	710,221.6	557,349.4	2,358.9	63	-66	900
37P	709,870.3	559,352.4	2,305.7	20	-55	859
41P	709,963.4	559,805.4	2,292.2	172	-78	672
C17	710,259.3	560,237.1	2,240.1	190	-58	540
C17-2	710,260.2	560,241.2	2,240.1	189	-59	927
C19	710,377.3	560,018.4	2,244.5	215	-53	730
E18	710,203.5	560,235.2	2,242.2	210	-53	873
FA	710,131.1	560,009.3	2,359.7	346	-63	731
FE	709,963.2	559,790.9	2,294.2	10	-58	851
GA	710,131.2	560,009.8	2,359.8	341	-61	731
GB	709,963.6	559,808.5	2,291.9	10	-45	833
GC	709,964.8	559,807.7	2,292.3	11	-51	851

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 25-1

SCOTT WILSON RPA	www.scottwilson.com

Hole	Easting	Northing	Elevation	Orientation		Length
	(m)	(m)	(m)	Azimuth	Dip	(m)
GD	709,965.8	559,807.8	2,292.0	8	-56	852
GE	709,964.4	559,808.3	2,292.0	9	-62	970
GF	709,964.7	559,807.1	2,292.4	354	-62	960
GH	709,749.5	559,863.9	2,333.2	31	-56	953
HD	709,963.2	559,789.5	2,294.0	22	-51	792
HE	709,963.1	559,789.2	2,293.9	24	-60	869
HF	709,964.0	559,787.9	2,293.9	22	-64	895
HG	709,963.0	559,789.1	2,294.1	25	-64	1,017
IB	710,092.9	560,045.2	2,351.7	19	-69	642
IC2	710,168.0	559,766.6	2,370.3	6	-58	601
IC3	710,190.0	559,846.3	2,368.8	5	-58	646
IC4	710,179.6	559,810.1	2,370.8	8	-54	644
IC5	710,130.4	560,008.2	2,359.7	32	-69	556
ID	710,166.7	559,765.9	2,369.8	359	-70	884
ID2	710,141.3	559,611.6	2,322.1	9	-53	909
IE	710,141.3	559,610.8	2,322.1	1	-66	846
IF2	710,059.6	559,525.4	2,311.3	19	-65	1,001
IG	710,141.0	559,612.5	2,322.2	3	-62	961
JA	710,179.5	559,808.7	2,371.0	24	-63	768
JB	710,173.7	559,769.8	2,371.1	23	-53	844
JC	710,172.1	559,764.7	2,369.9	22	-62	990
JD	710,191.8	559,666.8	2,345.9	12	-60	942
JE	710,191.2	559,666.5	2,346.0	12	-66	972
JU1	710,944.7	558,510.5	2,365.4	20	-60	749
JU2	710,653.6	558,950.6	2,301.7	18	-62	902
JU3	710,777.9	558,075.8	2,328.9	20	-60	840
JU4	710,557.0	557,671.3	2,342.6	15	-70	925
JU5	710,825.5	559,162.6	2,296.8	20	-62	928
JU6	711,139.3	559,318.8	2,425.6	15	-53	743
JU7	710,421.9	559,980.7	2,248.6	20	-60	811
JU8	710,817.0	557,887.4	2,334.5	20	-68	700
JU9	709,943.3	559,578.9	2,299.8	10	-59	748
KC	710,315.9	559,656.1	2,371.9	9	-54	834
KD	710,315.9	559,656.1	2,371.9	8	-62	786
KE	710,315.9	559,656.1	2,371.9	9	-70	899
KF	710,314.0	559,652.3	2,372.1	17	-76	927
KG3	710,314.4	559,655.3	2,372.2	8	-67	885
LE2	710,315.9	559,656.1	2,372.1	28	-68	758
MA	710,421.9	559,985.7	2,248.3	20	-80	523
MB	710,674.6	559,604.6	2,265.7	340	-41	666
MC	710,674.6	559,604.2	2,265.7	340	-51	754
ME	710,712.3	559,520.0	2,265.9	340	-58	841
MF	710,736.6	559,451.0	2,267.7	329	-59	963
MG	710,736.4	559,450.9	2,267.7	318	-62	929
MH	710,344.4	559,565.9	2,376.1	17	-67	951
NA	710,344.8	559,565.7	2,376.1	31	-50	848
ND	710,715.0	559,521.7	2,265.7	350	-63	787
NE	710,714.1	559,521.1	2,265.8	333	-64	842
NF2	710,737.1	559,451.5	2,267.7	324	-69	830

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 25-2

SCOTT WILSON RPA	www.scottwilson.com

Hole	Easting	Northing	Elevation	Orientation		Length
	(m)	(m)	(m)	Azimuth	Dip	(m)
OA	710,712.5	559,519.2	2,265.8	8	-51	667
OB	710,678.2	560,131.9	2,347.4	360	-47	715
OC	710,808.9	559,735.5	2,364.6	360	-57	907
OD	710,712.8	559,520.3	2,265.9	10	-57	936
OE2	710,783.3	559,311.2	2,288.6	354	-46	884
OF	710,784.3	559,315.2	2,288.3	348	-55	878
OG	710,784.3	559,315.2	2,288.3	338	-62	942
PC	710,715.2	559,521.7	2,265.8	25	-53	663
PD	710,733.7	559,503.6	2,267.2	41	-64	690
PE	710,735.5	559,502.7	2,267.1	14	-70	597
PE2	710,734.2	559,498.9	2,267.1	16	-70	694
PF	710,783.3	559,325.3	2,288.7	352	-72	907
QD	710,733.4	559,503.6	2,267.0	354	-52	814
QE	710,735.4	559,502.9	2,267.2	33	-57	642
QF	710,738.1	559,453.9	2,267.3	31	-65	729
QG	710,734.9	559,502.8	2,266.9	51	-72	671
QH	710,783.9	559,315.2	2,288.5	16	-67	856
RB	711,091.2	559,636.4	2,394.6	356	-66	561
RC	711,097.8	559,319.5	2,423.6	352	-51	791
RD	711,096.6	559,316.0	2,424.1	343	-61	826
SD	711,098.0	559,329.3	2,422.5	4	-61	868
SE	711,097.2	559,316.0	2,423.7	347	-74	924
TE	711,098.6	559,318.3	2,423.9	15	-75	913
TI	710,422.0	559,980.7	2,248.6	0	-90	666
UE	711,153.6	559,251.9	2,424.3	22	-66	808
Total						94,454

MAG Silver Corp. - Juanicipio Property Technical Report NI 43-101 - January 14, 2011	Page 25-3